As filed with the Securities and Exchange Commission on October 6, 2011

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

JOY GLOBAL INC.*
(Exact Name of Registrant as Specified in Its Charter)

Delaware	39-1566457
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

100 East Wisconsin Ave, Suite 2780
Milwaukee, Wisconsin 53202
(414) 319-8500

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

SEAN D. MAJOR
Executive Vice President, General Counsel and Secretary
Joy Global Inc.
100 East Wisconsin Ave, Suite 2780
Milwaukee, Wisconsin 53202
(414) 319-8500

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

W. ANDREW JACK
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, D.C. 20004
(202) 662-6000

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Proposed
		Proposed	Maximum
		Maximum	Aggregate	Amount of
	Amount to Be	Offering Price	Offering	Registration
Title of Each Class of Securities to be Registered	Registered(1)	Per Unit(1)	Price(1)	Fee(1)
Debt Securities
Common Stock, par value $1.00 per share, and associated Preferred Stock Purchase Rights(2)
Preferred Stock, par value $1.00 per share
Warrants to Purchase Common Stock or Debt Securities
Stock Purchase Contracts
Stock Purchase Units
Guarantees of Debt Securities(3)

(1)	An indeterminate number and aggregate initial offering price of securities of each identified class are being registered as may from time to time be offered at indeterminate prices. Separate consideration may or may not be received for securities that are issuable upon conversion of, or in exchange for, or upon exercise of, convertible or exchangeable securities. The registrant is deferring payment of all of the registration fee and omitting information from the Calculation of Registration Fee table in accordance with Rules 456(b) and 457(r) under the Securities Act.

(2)	Each share of Common Stock registered hereunder includes an associated Preferred Stock Purchase Right. Under the registrant’s Rights Agreement dated July 16, 2002, each Preferred Stock Purchase Right confers the right to purchase one one-hundredth of a share of the registrant’s Series A Junior Participating Preferred Stock, par value $1.00 per share, upon the occurrence of certain prescribed events, none of which has occurred. The Preferred Stock Purchase Rights trade and may be transferred only with our Common Stock and the value attributable to the Preferred Stock Purchase Rights, if any, is reflected in the market price of the registrant’s Common Stock. No separate consideration is payable for, and no additional registration fee is payable with respect to, the Preferred Stock Purchase Rights.

(3)	In accordance with Rule 457(n), no separate fee is payable with respect to guarantees of the debt securities being registered.

*ADDITIONAL SUBSIDIARY GUARANTOR REGISTRANTS

	State of Incorporation or	I.R.S. Employer
Exact Name of Additional Registrants*	Organization	Identification Number

Joy Technologies Inc.	Delaware	13-3389174
P&H Mining Equipment Inc.	Delaware	39-0334430
N.E.S. Investment Co.	Delaware	34-1603090
Continental Crushing & Conveying Inc.	Delaware	34-1603197
LeTourneau Technologies, Inc.	Texas	76-0420123

*	The address and agent for service of the additional registrants is as set forth above for Joy Global Inc.

PROSPECTUS

Joy Global Inc.

Debt Securities
Common Stock
Preferred Stock
Warrants
Stock Purchase Contracts
Stock Purchase Units

Guarantees of Debt Securities of Joy Global Inc. by
Joy Technologies Inc.
P&H Mining Equipment Inc.
N.E.S. Investment Co.
Continental Crushing & Conveying Inc.
LeTourneau Technologies, Inc.

This prospectus relates to any combination of debt securities, common stock, preferred stock, warrants, stock purchase contracts and stock purchase units that we may offer from time to time. Any debt securities we offer pursuant to this prospectus may be guaranteed by one or more of our subsidiaries. The securities may be offered in one or more series and in an amount or number, at prices and on other terms and conditions to be determined at the time of sale and described in a supplement to this prospectus. Any prospectus supplement may also add to, update or change information contained in this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

These securities may be offered and sold on an immediate, continuous or delayed basis, in the same offering or separate offerings, to or through underwriters, dealers and agents or directly to purchasers. The specific manner in which any particular securities may be offered and sold will be described in the applicable prospectus supplement. See “Plan of Distribution.”

Our common stock is listed on the Nasdaq Global Select Market under the symbol “JOYG.”

Investing in our securities involves risks. See “Risk Factors” on page 3 of this prospectus. We may include additional risk factors in an applicable prospectus supplement under the heading “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 6, 2011.

Page

About This Prospectus	1
Note Regarding Forward-Looking Statements	1
Joy Global Inc.	3
Risk Factors	3
Use of Proceeds	3
Ratio of Earnings to Fixed Charges	4
Description of Debt Securities	5
Description of Common Stock	12
Description of Preferred Stock	15
Description of Warrants	16
Description of Stock Purchase Contracts and Stock Purchase Units	17
Plan of Distribution	17
Legal Matters	18
Experts	18
Where You Can Find More Information	19
Incorporation of Certain Documents by Reference	19
Index to Financial Statements	F-1
EX-4.2
EX-4.5
EX-5.1
EX-12.1
EX-23.1
EX-23.2
EX-25.1
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

This prospectus is a part of a registration statement we filed with the Securities and Exchange Commission. We have not authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus, in any prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not offering to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information contained or incorporated by reference in this prospectus, any prospectus supplement or any other offering material is accurate only as of the date on the front of those documents, regardless of the time of delivery of the documents or any sale of the securities.

i

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing an automatic shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that particular offering, including the amount or number and other terms and conditions of the securities offered, the price at which the securities are offered, and the plan of distribution for the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Therefore, for a complete understanding of our business, the offering and the offered securities, you should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

In this prospectus, unless the context indicates otherwise, the words “Joy Global,” “the company,” “we,” “our,” “ours” and “us” refer to Joy Global Inc. and its consolidated subsidiaries.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents incorporated by reference into this prospectus or any prospectus supplement contain forward-looking statements, including estimates, projections, statements relating to our business plans, objectives, pending acquisitions and dispositions, expected operating results and other non-historical information, and the assumptions upon which those statements are based. These statements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements are identified by forward-looking terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “indicate,” “intend,” “may be,” “objective,” “plan,” “potential,” “predict,” “should,” “will be” and similar expressions. Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from any forward-looking statement. Important factors that could cause our actual results to differ materially from the results anticipated by the forward-looking statements include:

•	general economic conditions;

•	changes affecting our industry, including demand for coal, copper and iron ore and other commodities, cyclical demand for equipment we manufacture and competitive pressures;

•	risks associated with international operations, including country specific or regional economic conditions and fluctuations in currency exchange rates;

•	our ability to develop products to meet the needs of our customers and the mining industry generally;

•	changes affecting our customers, including access to capital and regulations pertaining to mine safety, the environment or greenhouse gas emissions;

•	changes in laws and regulations or their interpretation and enforcement, including with respect to environmental matters;

•	changes in tax rates;

•	availability and cost of raw materials and manufactured components from third party suppliers;

•	our ability to protect our intellectual property;

•	our ability to hire and retain qualified employees and to avoid labor disputes and work stoppages;

•	our ability to generate cash from operations, obtain external funding on favorable terms and manage liquidity needs;

•	changes in interest rates;

•	changes in accounting standards or practices; and

•	our ability to complete planned acquisitions and divestitures and integrate businesses that we acquire.

In addition to the foregoing factors, forward-looking statements appearing in this prospectus and the accompanying prospectus supplement are qualified with respect to the risks discussed in Item 1A, “Risk Factors,” of our Annual Report on Form 10-K for our fiscal year ended October 29, 2010, and in other filings that we make from time to time with the SEC. Any or all of these factors could cause our results of operations, financial condition or liquidity for future periods to differ materially from those expressed in or implied by any forward-looking statement. Furthermore, there may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. We undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law.

JOY GLOBAL INC.

We are a worldwide leader in high-productivity mining solutions. We manufacture and market original equipment and aftermarket parts and services for both underground and surface mining and certain industrial applications through two business segments: Underground Mining Machinery (Joy Mining Machinery, or “Joy”) and Surface Mining Equipment (P&H Mining Equipment, or “P&H”). Our equipment is used in major mining regions throughout the world to mine coal, copper, iron ore, oil sands and other minerals.

Underground Mining Machinery

Joy produces high productivity underground mining machinery for the extraction of coal and other bedded materials. It has significant facilities in Australia, South Africa, the United Kingdom, China and the United States as well as sales offices and service facilities in India, Poland and Russia. Joy products include: continuous miners; shuttle cars; flexible conveyor trains; complete longwall mining systems (consisting of powered roof supports, an armored face conveyor and a longwall shearer); continuous haulage systems; battery haulers; roof bolters; crushing equipment; and conveyor systems. Joy also maintains an extensive network of service and replacement parts distribution centers to rebuild and service equipment and to sell replacement parts and consumables in support of its installed base. This network includes five service centers in the United States and 10 outside the United States, all of which are company owned and operated and are strategically located in major underground mining regions.

Surface Mining Equipment

P&H produces electric mining shovels, rotary blasthole drills, walking draglines and large wheel loaders for open-pit mining operations. P&H has facilities in Australia, Brazil, Canada, Chile, China, South Africa, and the United States, as well as sales offices in India, Mexico, Peru, Russia, the United Kingdom and Venezuela. P&H products are used in mining copper, coal, iron ore, oil sands, silver, gold, diamonds, phosphate, and other minerals and ores. P&H also provides logistics and a full range of life cycle management service support for its customers through a global network of P&H MinePro Services® operations strategically located within major mining regions. In some markets, P&H MinePro Services also provides electric motor rebuilds and other selected products and services to the non-mining industrial segment. P&H also sells used electric mining shovels in some markets.

We are a Delaware corporation. Our headquarters are located at 100 East Wisconsin Ave, Suite 2780, Milwaukee, Wisconsin 53202, and our telephone number at that address is (414) 319-8500. We maintain a website at www.joyglobal.com, where general information about us is available. The contents of our website are not incorporated by reference into this prospectus.

RISK FACTORS

Investing in our securities involves risk. You should carefully consider the specific risks discussed under “Item 1A. Risk Factors” beginning on page 12 of our Annual Report on Form 10-K for the fiscal year ended October 29, 2010, previously filed with the SEC and incorporated by reference into this prospectus, and the sections entitled “Item 1A. Risk Factors” included in any subsequent Annual or Quarterly Report that may be incorporated by reference into this prospectus. Before making a decision to invest in our securities, you should carefully consider these risks as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement. The value of our securities could decline due to any of these risks, and you could lose all or part of your investment.

USE OF PROCEEDS

Except as may otherwise be described in the applicable prospectus supplement or other offering material, we expect to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, which may include, among other things, capital expenditures, repaying indebtedness, acquisitions and additions to working capital. Additional information on the use of net proceeds from any sale of the securities offered by this prospectus may be set forth in the prospectus supplement relating to such offering.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below is our ratio of earnings to fixed charges for the nine months ended July 29, 2011, and for each year in the five-year period ended October 29, 2010.

	Nine Months Ended	Year Ended
	July 29,	October 29,	October 30,	October 31,	October 26,	October 28,

	2011	2010	2009	2008	2007	2006

Ratio of Earnings to Fixed Charges	19.8	18.5	18.0	13.6	12.9	41.0

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, income or loss from discontinued operations and extraordinary gains or losses, plus fixed charges. Fixed charges consist of interest expensed and capitalized, including amortization of debt issuance costs, and the interest component of rental expense.

Neither Joy Global nor any of its consolidated subsidiaries had any outstanding shares of preferred stock for the periods shown above. Accordingly, the ratio of combined fixed charges and preference dividends to earnings is identical to the ratio of earnings to fixed charges for the periods shown above.

DESCRIPTION OF DEBT SECURITIES

The following is a general description of the debt securities that we may from time to time offer under the registration statement, of which this prospectus forms a part. The particular terms of any debt securities we offer and the extent, if any, to which these general provisions apply will be described in the prospectus supplement relating to the debt securities.

As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that we may issue from time to time. Debt securities may also be issued as convertible debt securities or exchangeable debt securities. The debt securities either will be senior debt securities or subordinated debt securities. Senior debt securities will be issued under an Indenture, dated as of November 10, 2006, between Joy Global Inc. and Wells Fargo Bank, National Association, as trustee, as may be supplemented from time to time (the “Senior Indenture”). Subordinated debt securities will be issued under a subordinated debt indenture (the “subordinated indenture”) that we will enter into at the time of such an offering. This prospectus sometimes refers to the Senior Indenture and the subordinated indenture collectively as the “Indentures.”

The Senior Indenture and form of subordinated indenture are filed as exhibits to the registration statement of which this prospectus forms a part. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the Senior Indenture and subordinated indenture and the respective debt securities issuable thereunder are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Senior Indenture, subordinated indenture and the corresponding debt securities, respectively, including the definitions therein of certain terms.

General

The debt securities will be our direct obligations. Except as otherwise described in a prospectus supplement, any senior debt securities will rank equally and ratably in right of payment with all of our other existing and future senior unsecured and unsubordinated debt. Any subordinated debt securities will be junior in right of payment to all of our present and future senior indebtedness to the extent and in the manner described in the accompanying prospectus supplement.

The relevant prospectus supplement for a series of debt securities that we issue will describe the material terms of the debt securities being offered with respect to each series, including:

•	the title of the debt securities and whether they are subordinated debt securities or senior debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the price or prices at which we will sell the debt securities;

•	the maturity date or dates of the debt securities;

•	the rate or rates, if any, which may be fixed or variable, at which the debt securities shall bear interest, or the method of determining such rate or rates;

•	the date or dates from which any interest will accrue or the method by which such date or dates will be determined;

•	the dates on which we will pay interest on the debt securities and the record date for determining who is entitled to the interest payable on any interest payment date;

•	the place or places where the principal and interest on the debt securities shall be payable;

•	the right, if any, to extend the interest payment periods and the duration of any such deferral period, including the maximum consecutive period during which interest payment periods may be extended;

•	the price or prices at which, the period or periods within which and the terms and conditions upon which the debt securities may be redeemed, in whole or in part, at our option, pursuant to any sinking fund or otherwise;

•	if other than the principal amount thereof, the portion of the principal amount of the debt securities which shall be payable upon declaration of acceleration of the maturity or provable in bankruptcy;

•	our obligation, if any, to redeem, purchase or repay the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the price or prices in the currency or currency unit in which the debt securities are payable, at which and the period or periods within which and the terms and conditions upon which the debt securities shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations, which may be in dollars or any foreign currency, in which the debt securities shall be issuable;

•	the form of the debt securities, including such legends as required by law or as we deem necessary or appropriate;

•	the currency or currencies in which payments of interest or principal and other amounts are payable with respect to the debt securities are to be denominated, payable, redeemable or repurchasable, as the case may be;

•	whether the debt securities are issuable in tranches;

•	whether, and under what circumstances, the debt securities shall be convertible into, or exchangeable for, any other debt securities, shares of any common stock or other securities;

•	if other than the trustee, the trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the debt securities of the company;

•	any deletions from, modifications of or additions to the events of default or covenants with respect to the debt securities, whether or not such events of default or covenants are consistent with the events of default or covenants set forth in the Indentures;

•	whether, under what circumstances and the currency in which, we will pay additional amounts as contemplated by the Indentures on the debt securities to any holder who is a non-United States person in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such debt securities rather than pay such additional amounts (and the terms of any such option);

•	the terms of any subsidiary guarantees of the debt securities; and

•	any other terms or conditions upon which the debt securities are to be issued.

Unless the relevant prospectus supplement indicates otherwise, the debt securities will not be subject to any covenants or other provisions that specifically are intended to afford holders of the debt securities special protection in the event of a highly leveraged transaction.

(Indentures, Section 2.3)

Guarantees

Any series of debt securities may be guaranteed by one or more of our direct or indirect subsidiaries. Each prospectus supplement will describe any guarantees for the benefit of the series of debt securities to which it relates. Unless otherwise provided in a prospectus supplement, guarantees of senior debt securities will rank equally and ratably in right of payment with all other existing and future unsecured and unsubordinated indebtedness of the respective guarantors. Guarantees of subordinated debt securities will be junior in right of payment to all of the present and future senior indebtedness of the respective guarantors to the extent described in the accompanying prospectus supplement.

Subordination of Subordinated Debt Securities

All subordinated debt securities will, to the extent set forth in the subordinated indenture, or in a resolution of the Board of Directors establishing certain terms of such subordinated debt securities or in a supplemental indenture applicable to such subordinated debt securities, be subordinated in right of payment to the prior payment of all indebtedness that is deemed to be senior to such subordinated debt securities. The prospectus supplement applicable to any subordinated debt securities will describe the applicable subordination provisions and the indebtedness that is deemed to be senior to such subordinated debt securities.

Conversion or Exchange

If any debt securities being offered are convertible into or exchangeable for common stock or other securities of the company, the relevant prospectus supplement will set forth the terms of conversion or exchange. Those terms will include whether conversion or exchange is mandatory, at the option of the holder or at our option, and the number of shares of common stock or other securities, or the method of determining the number of shares of common stock or other securities, to be received by the holder upon conversion or exchange. These provisions may allow or require the number of shares of our common stock or other securities to be received by the holders of such series of debt securities to be adjusted.

Consolidation, Merger, Sale or Conveyance

Unless the relevant prospectus supplement indicates otherwise, the Indentures generally do not restrict our ability to consolidate or merge with another company or firm or to sell or lease substantially all of our assets to another company or firm. However, upon any such consolidation, merger, sale, conveyance or lease, other than a merger in which we are the continuing corporation, the continuing corporation must execute a supplemental indenture under which it agrees to expressly assume the obligations regarding (i) the due and punctual payment of the principal of and interest on all of the debt securities and (ii) the due and punctual performance and observance of all of the covenants and conditions of the Indentures to be performed by the company. (Indentures, Section 9.1)

Events of Default

Unless stated otherwise in a prospectus supplement, an “Event of Default” with respect to any series of debt securities includes:

(i)	default in the payment of any installment of interest upon any debt securities as and when the same shall become due and payable, and continuance of such default for a period of 30 days;

(ii)	default in the payment of the principal as and when the same shall become due and payable either at maturity, upon redemption (for any sinking fund payment or otherwise), by declaration or otherwise;

(iii)	our failure to duly observe or perform any other of the covenants or agreements in the debt securities or applicable Indenture for a period of 90 days after the date on which written notice of such failure is given by the trustee, or by the holders of at least 25% in aggregate principal amount of the debt securities;

(iv)	any subsidiary guarantee relating to the debt securities ceases to be in full force and effect (other than in accordance with the terms of such subsidiary guarantee) or a subsidiary guarantor denies or disaffirms its obligations under its subsidiary guarantee (other than by reason of a release of a subsidiary guarantor from its guarantee in accordance with the terms of such guarantee);

(v)	events of our bankruptcy, insolvency or reorganization specified in the applicable Indenture; or

(vi)	any other event of default provided in a supplemental indenture, resolution of our Board of Directors under which a series of debt securities is issued or in the form of debt security.

(Indentures, Section 5.1)

Remedies

If an Event of Default with respect to any series of debt securities has occurred and is continuing, unless the relevant prospectus supplement indicates otherwise, the trustee or the holders of not less than 25% in aggregate principal amount of the applicable series of debt securities then outstanding may declare the principal of all the debt securities of such series to be due and payable immediately. Upon any such declaration, the principal amount of such series shall become immediately due and payable. If such a declaration occurs, the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series can, subject to conditions specified in the applicable Indenture, waive all defaults and rescind the declaration and its consequences. (Indentures, Section 5.1)

The Indentures provide that the holders of a majority in aggregate principal amount of the outstanding debt securities of any affected series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee with respect to the debt securities of such series. (Indentures, Section 5.9) The right of a holder to institute a proceeding with respect to the applicable Indenture is subject to certain conditions precedent, including written notice to the trustee, the demand by holders of at least 25% in aggregate principal amount of the securities of the affected series of debt securities that the trustee institute action in its own name, and such holders’ provision of reasonable indemnity to the trustee, if required by the trustee. However, each holder has the right to institute suit for the enforcement of any payment of principal and interest on the debt securities on or after the respective due dates stated in such security, and such right shall not be impaired or affected without the consent of such holder. (Indentures, Sections 5.6, 5.7)

We will furnish to the trustee annual statements as to the fulfillment of our obligations under the applicable Indenture. (Indentures, Section 3.5)

Satisfaction and Discharge of Obligations; Defeasance

The Indentures permit us to discharge our obligations with respect to a series of debt securities and the applicable Indenture by paying or causing to be paid the outstanding principal of and interest on all of the debt securities of such series or by delivering all of the debt securities of such series to the trustee for cancellation. We may also effect a discharge under the Indentures if the debt securities are due and payable, or will become due and payable or callable for redemption within one year, and we have irrevocably deposited or caused to be deposited with the trustee as trust funds the entire amount in the currency or currency unit required or Government Obligations (which is defined in each Indenture and principally consist of obligations of, or guaranteed by, the United States) that will mature at such time and in such amounts as to be sufficient to pay at maturity or upon redemption the outstanding principal and interest of all debt securities. (Indentures, Section 10.1(a)) In addition to the conditions specified in the preceding sentence, to effect a discharge under the Senior Indenture, we must have:

(i)	no Event of Default that has occurred and is continuing on the date of such deposit, or shall occur as a result of such deposit, and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which we are a party;

(ii)	deposited irrevocable instructions to the trustee to apply the deposited money toward the payment of the debt securities at maturity or on the redemption date; and

(iii)	delivered to the trustee a customary officers’ certificate and opinion of counsel stating that all conditions precedent relating to the satisfaction and discharge of the Senior Indenture have been complied with.

(Senior Indenture, Section 10.1(a))

We may defease our obligations with respect to a series of debt securities and the applicable Indenture (except such provisions that survive in accordance with the terms of such Indenture) by irrevocably depositing, or causing to be deposited, funds with the trustee in trust solely for the benefit of the holders of debt securities cash in the currency or currency unit required or Government Obligations maturing as to principal and interest in such amounts and at such times as are sufficient in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, expressed in a written certification thereof delivered to the trustee, without consideration of any reinvestment of such principal or interest, to pay the principal of and interest on the outstanding debt securities of the affected series. Funds deposited with the trustee to defease our obligations under any series of debt securities must be accompanied by an irrevocable trust agreement that includes provision for (i) payment of principal and interest when due on the affected series of debt securities, (ii) the payment of expenses of the trustee, (iii) rights of registration, transfer, substitution and exchange of debt securities of such series and (iv) continuation of the rights, obligations and immunities of the trustee. (Indentures, Section 10.1(b))

To effect such defeasance, we must also deliver to the trustee (i) an officers’ certificate and an opinion of counsel stating that the conditions to such a defeasance have been satisfied and (ii) an opinion of counsel to the effect that (a) as a result of the deposit of funds with the trustee, there is no obligation for the company, the trustee or the trust to register as an investment company under the Investment Company Act of 1940 or that such registration has been effected and (b) the holders of the affected debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and that holders will be subject to federal income tax on the same amount and in the same manner and at the same time as would have been the case had such defeasance not occurred. (Indentures, Section 10.1(b))

Modification and Waiver

We may modify or amend the Indentures by executing a supplemental indenture without the consent of the holders of any of our outstanding debt securities for various enumerated purposes, including to:

•	establish the form or terms of any series of debt securities;

•	convey, transfer, assign, mortgage or pledge any property or assets to the trustee as security for the debt securities of any series;

•	evidence the succession by another corporation to the company and the assumption by such corporation of the covenants, agreement and obligations of the company;

•	to add further covenants, restrictions, conditions or provisions as our board of directors and the trustee shall consider to be for the protection of the holders and to make the occurrence, or the occurrence and continuance, of a default of any such additional covenant, restriction, condition or provision an event of default under the applicable Indenture;

•	cure any ambiguity or to correct or supplement any provision contained in the applicable Indenture or in any supplemental indenture that may be defective or inconsistent with any other provision contained in the Indentures or any applicable supplemental indenture;

•	comply with any SEC requirement in connection with the qualification of the Indentures under the Trust Indenture Act of 1939, as amended;

•	evidence and provide for the acceptance of appointment of a successor trustee and to make such changes are may become necessary to provide for or facilitate the administration of trusts by more than one trustee;

•	provide any security for, or any guarantees, including subsidiary guarantees, of debt securities of one or more series; and

•	make any other amendments, modifications or supplements to the applicable Indenture or series of debt securities, provided that such amendments, modifications or supplements shall only apply to subsequently issued debt securities.

(Indentures, Section 8.1)

We also may modify or amend the Indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, no such modification or amendment may, without the consent of the holder of each affected debt security (i) extend the final maturity of any debt security or reduce the principal, premium or interest thereon, or extend the time for payment, reduce the amount payable for redemption or upon the acceleration of the maturity, (ii) impair or affect the right of any holder to institute suit for payment or, (iii) if so provided in the debt securities, impair or affect any right of repayment at the option of the holder or (iv) reduce the stated percentage of holders of debt securities necessary to modify or amend the Indentures. (Indentures, Section 8.2)

The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of the holders of all the debt securities of such series, waive any past default under the applicable Indenture or its consequences, except a default in the payment of the principal of or interest on any of the debt securities of such series and certain covenants and provisions of the Indenture that cannot be modified or be amended without the consent of the holder of each outstanding debt security of the series affected as described above. In the case of any such waiver, we, the trustee, and the holders of any such series of debt securities shall be restored to their former positions and rights under the applicable Indenture. (Indentures, Sections 5.01, 5.10)

Payment and Paying Agents

Unless the relevant prospectus supplement indicates otherwise, payment of interest on a debt security on any interest payment date will be made to the person in whose name such debt security is registered at the close of business on the regular record date for such interest payment. If there has been a default in the payment of interest on any debt security, the defaulted interest may be paid to the holder of such debt security as of the close of business on a special record date that is (i) no less than 10 nor more than 15 days before the date established by the trustee for proposed payment of such defaulted interest and (ii) no less than 10 days after the date notice of the proposed payment is delivered to the trustee, or in any other manner permitted by any securities exchange on which that debt security may be listed, if the trustee finds it practicable. (Indentures, Section 2.7)

Unless the relevant prospectus supplement indicates otherwise, principal of and interest, if any, on, the debt securities will be payable at the office of the paying agent designated by us. Unless otherwise indicated in the relevant prospectus supplement, the corporate trust office of the trustee will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the relevant prospectus supplement. (Indentures, Section 3.2)

All monies paid by us to a paying agent for the payment of the principal of and interest, if any, on, any debt security which remain unclaimed for two years after such principal, premium or interest has become due and payable will, subject to compliance with applicable abandoned property law, be repaid to us, and the holder of such debt security thereafter may look only to us for payment. (Indentures, Section 10.4)

Form, Exchange and Transfer

The debt securities of each series may be issued as registered securities, bearer securities (with or without coupons attached) or both. Unless otherwise specified in the applicable prospectus supplement, registered securities will be issued in denominations of $1,000 and any integral multiple thereof. Subject to the terms of the applicable Indenture and the limitations applicable to global securities described in the applicable prospectus supplement, registered securities will be exchangeable for other registered securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount. (Indentures, Sections 2.7, 2.8)

Subject to the terms of the applicable Indenture and the limitations applicable to global securities set forth in the applicable prospectus supplement, debt securities issued as registered securities may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer duly executed) at the office of the security registrar or at the office of any transfer agent designated by us for that purpose. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. Any transfer agent initially designated by us for any debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series. (Indentures, Sections 2.8, 3.2)

Debt securities of a series may be issuable in whole or in part in the form of one or more global debt securities, as described below under “Global Securities.”

If the debt securities of any series are to be redeemed, we will not be required to:

•	issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of the relevant notice of redemption; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any registered security being redeemed in part.

(Indentures, Section 2.8)

Global Securities

The debt securities of each series may be represented by one or more global securities that will have an aggregate principal amount equal to that of the debt securities they represent. A debt security in global form will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global securities will be issued in registered form and may be in either temporary or permanent form. A global security may not be exchanged or transferred, except as a whole, among the depositary for that debt security and/or its nominees and/or successors. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement. (Senior Indenture, Section 2.8 and Indentures, Section 2.15)

Resignation of the Trustee; Removal

The trustee may resign at any time by giving written notice to us, or the holders of a majority in principal amount of any series of debt securities may remove the trustee at any time by giving written notice to us and the trustee. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. We may remove the trustee if:

(i)	the trustee fails to comply or has or acquires any conflicting interest as defined in Section 310(b) of the Trust Indenture Act;

(ii)	the trustee ceases to be eligible to continue serving as trustee in accordance with the provisions of the applicable Indenture and does not resign after written request therefor by us or any holder of debt securities; or

(iii)	the trustee becomes incapable of acting with respect to any series of debt securities, or becomes subject to certain events of bankruptcy, insolvency or reorganization specified in the applicable Indenture.

(Indentures, Section 6.10)

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they may appear in the security register for debt securities. (Senior Indenture, Section 11.6; Subordinated Indenture, Section 11.4)

Title

We, the trustee and any agent of us or the trustee may treat the person in whose name debt securities are registered as the absolute owner thereof, whether or not the debt securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Indentures, Section 7.3)

Governing Law

The Indentures, the debt securities and any subsidiary guarantee of the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. (Senior Indenture, Section 11.10; subordinated indenture, Section 11.8)

DESCRIPTION OF COMMON STOCK

The following description of our common stock sets forth certain general terms of our common stock to which any prospectus supplement will relate. This section also summarizes certain relevant provisions of the Delaware General Corporation Law, which we refer to as the DGCL. The terms of our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) and our Amended and Restated Bylaws (“Bylaws”) as well as the terms of the DGCL, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

Authorized and Outstanding Shares

Our authorized capital stock consists of (i) 150,000,000 shares of common stock, par value $1.00 per share, and (ii) 5,000,000 shares of preferred stock, par value $1.00 per share. As of August 29, 2011, 105,096,841 shares of our common stock were outstanding and no shares of preferred stock were outstanding.

Dividend Rights

Subject to the prior rights of the holders of any preferred stock, the holders of common stock shall be entitled to dividends if, when and as the same shall be declared by our Board of Directors and as may be permitted by applicable law.

Voting Rights and Cumulative Voting

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights.

Preemptive Rights

Holders of common stock have no preemptive rights to purchase additional shares of common stock or any other securities of Joy Global.

Liquidation Rights

Upon liquidation, dissolution or winding up of Joy Global, the holders of common stock are entitled to receive pro rata assets of Joy Global that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Certain Anti-Takeover Matters

Delaware Business Combination Statute

Under Section 203 of the DGCL, a corporation is prohibited from engaging in any business combination with a stockholder who, together with its affiliates or associates, owns (or who is an affiliate or associate of the corporation and within a three-year period did own) 15% or more of the corporation’s outstanding voting stock (which we refer to as an “interested stockholder”) for a three-year period following the time the stockholder became an interested stockholder, unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting, and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

A business combination generally includes:

•	mergers and consolidations with or caused by an interested stockholder;

•	sales or other dispositions of 10% or more of the assets of a corporation to an interested stockholder;

•	specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

The provisions of Section 203 of the DGCL do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders.

Because our Certificate of Incorporation and Bylaws do not include any provision to “opt-out” of Section 203 of the DGCL, the statute will apply to business combinations involving us.

Provisions of our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation permits our stockholders to approve amendments to our Certificate of Incorporation and Bylaws upon the affirmative vote of two-thirds of the combined voting power of shares then outstanding. These provisions could enable the holders of a minority of our outstanding shares to exercise veto powers over stockholder-proposed amendments to our organizational documents.

Our Bylaws provide (i) for stockholder action only at a stockholders’ meeting and prohibit stockholder action by written consent; (ii) that stockholders wishing to nominate a director at an annual meeting or at a special meeting must comply with strict advance written notice provisions; (iii) that special meetings of stockholders can only be called by our Chief Executive Officer, pursuant to a resolution by two-thirds of the Board of Directors or by written request to the Chairman of our Board of Directors by stockholders representing at least two-thirds of the outstanding common stock entitled to vote.

We believe that the provisions described in the preceding paragraphs, taken together, may reduce the possibility that a third party could effect a change in the composition of our Board of Directors without the support of the incumbent board. The provisions may have significant effects on the ability of our stockholders to change the composition of the incumbent board, to benefit from transactions that are opposed by the incumbent board, to assume control of us or effect a fundamental corporate transaction such as a merger. Nevertheless, although we have not experienced any problems in the past with the continuity or stability of the Board of Directors, management believes that the provisions help assure the continuity and stability of our policies in the future, since the majority of the directors at any time will have prior experience as directors.

Stockholder Rights Plan

Our Board of Directors has adopted a preferred stock purchase rights plan. Under the plan, each share of common stock currently includes one right to purchase preferred stock. We have summarized selected provisions of the rights below. This summary is not complete. We have previously filed the rights agreement, as amended, with the SEC, and you should read it for provisions that may be important to you.

Currently, the rights are not exercisable and are attached to all outstanding shares of common stock. The rights will separate from the common stock and become exercisable:

•	ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of the outstanding common stock; or

•	ten business days following the start of a tender offer or exchange offer that would result in a person acquiring beneficial ownership of 15% of the outstanding common stock.

Our Board of Directors can elect to delay the separation of the rights from the common stock beyond the ten business days after the start of a tender or exchange offer referred to in the second bullet point. A 15% beneficial owner is referred to as an “acquiring person” under the plan. Until the rights are separately distributed, the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates.

After the rights are separately distributed, each right will entitle the holder to purchase from the company one one-hundredth of a share of our Series A Junior Participating Preferred Stock for a purchase price of approximately $100. The rights will expire at the close of business on August 5, 2012, unless we redeem or exchange them earlier as described below.

If a person becomes an acquiring person, the rights will become rights to purchase shares of common stock for one-half the current market price (as defined in the rights agreement) of the common stock. This occurrence is referred to as a “flip-in event” under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. Our Board of Directors has the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If our Board makes this determination, the purchase of shares under the offer will not be a flip-in event.

If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets or earning power are sold or transferred, each holder of a right will have the right to purchase shares of common stock of the acquiring company at a price of one-half the current market price of that stock. An acquiring person will not be entitled to exercise its rights, which will have become void.

Until a person has become an acquiring person, our Board of Directors may decide to redeem the rights at a price of one cent per right. At any time after a flip-in event and prior to a person becoming the beneficial owner of 50% or more of the shares of common stock, our Board may decide to exchange the rights for shares of common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.

Other than certain provisions relating to the principal economic terms of the rights, the rights agreement may be amended by our Board of Directors as long as the rights are redeemable. Thereafter, the provisions of the rights agreement may be amended by our Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because our Board of Directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by our Board of Directors.

DESCRIPTION OF PREFERRED STOCK

We may issue, separately or together with or upon conversion of or exchange for other securities, preferred stock, par value $1.00 per share, as set forth in the applicable prospectus supplement. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to our Certificate of Incorporation and Bylaws.

General

Our Certificate of Incorporation authorizes our Board of Directors, from time to time without further shareholder action, to provide for the issuance of up to 5,000,000 shares of preferred stock, in one or more series, and to fix the relative rights and preferences of the shares, including voting powers (provided that no series shall be designated as non-voting), dividend rights, liquidation preferences, redemption rights, conversion privileges and any other designations, preferences, rights, qualifications and restrictions applicable to the preferred stock. As of the date of this prospectus, 1,000,000 shares of preferred stock have been designated as Series A Junior Participating Preferred Stock pursuant to our Rights Agreement, dated July 16, 2002. On the date of this prospectus, no shares of preferred stock were outstanding and the Board of Directors has made no provision for the issuance of any series of preferred stock.

The applicable prospectus supplement will describe the specific terms of any preferred stock offered thereby, including:

•	the number of shares of preferred stock being offered;

•	the title and liquidation preference of the preferred stock being offered;

•	the purchase price of the preferred stock;

•	the dividend rate or method for determining the dividend rate;

•	the dates on which dividends will be paid;

•	whether dividends on the preferred stock will be cumulative or non-cumulative and, if cumulative, the dates from which dividends will accumulate;

•	the voting rights of the preferred stock;

•	whether the preferred stock will be convertible into or exchangeable for other securities;

•	any redemption or sinking fund provisions applicable to the preferred stock;

•	any liquidation rights or preference to which the holders of preferred stock shall be entitled upon any liquidation, dissolution or winding up of the company;

•	any limitations on the issuance of any class or series of preferred stock ranking senior to or on parity with the series of preferred stock being offered with respect to dividend rights or conversion or liquidation preferences;

•	any exchange on which the preferred stock will be listed; and

•	any other terms, preferences, rights, limitations or restrictions applicable to the preferred stock.

Rank

Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the company, rank (i) senior to our common stock and to any series of preferred stock which specifically provides that it will rank junior to the preferred stock being offered, (ii) junior to any series of preferred stock which specifically provides that it will rank senior to the preferred stock being offered and (iii) on parity with any other series of preferred stock.

Dividend Rights

Holders of preferred stock will have the dividend rights set forth in the applicable prospectus supplement. Dividends on any series of preferred stock, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. Any restriction on the repurchase or redemption of shares of preferred stock while dividends on such shares are in arrears shall be set forth in the applicable prospectus supplement.

Transfer Agent and Registrar

We will appoint a transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

Certain Anti-Takeover Matters

Refer to “Description of Common Stock—Certain Anti-Takeover Matters” for a discussion our preferred stock purchase rights plan, including our Series A Junior Participating Preferred Stock, and other provisions of Delaware law and our Certificate of Incorporation and Bylaws that may have the effect of delaying, deferring or preventing a change of control.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities or shares of our common or preferred stock. Warrants may be issued independently or together with our debt securities or common or preferred stock and may be attached to or separate from any underlying securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. As of the date of this prospectus, we have no warrants outstanding.

The applicable prospectus supplement will describe the specific terms of any warrants offered thereby, including:

•	the title and aggregate number of the warrants;

•	the price or prices at which the warrants will be offered;

•	the debt securities, common stock or preferred stock for which each warrant is exercisable and the designation and terms relating to such securities;

•	the date or dates on which the right to exercise such warrants will commence and expire;

•	the price or prices at which such warrants are exercisable;

•	the currency or currencies, including composite currencies, in which the exercise price of the warrants may be payable;

•	the terms of any anti-dilution or other adjustment provisions;

•	the terms of any mandatory or optional call provisions;

•	if applicable, the date on and after which the warrants and the debt securities, common stock or preferred stock underlying the warrants will be separately transferable;

•	the exchanges, if any, on which such warrants may be listed;

•	information with respect to book-entry procedures;

•	the identity of the warrant agent; and

•	any additional terms of the warrants, including the terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from or sell to us, and obligating us to sell to or purchase from the holders, a specified number of shares of common stock or preferred stock at a future date or dates, which we refer to in this prospectus as stock purchase contracts. The price per share of the securities and the number or amount of securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts, and may be subject to adjustment under anti-dilution formulas. The stock purchase contracts may be issued separately or as part of units, which we refer to as stock purchase units, consisting of a stock purchase contract and debt securities or debt obligations of third parties, including United States treasury securities, in each case securing the holders’ obligations to purchase the common stock or preferred stock under the stock purchase contracts. The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a manner specified in the applicable prospectus supplement. The stock purchase contracts may also require us to make periodic payments to the holders of the stock purchase units, or vice versa, and those payments may be unsecured or pre-funded on some basis.

The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units offered thereby and will contain a discussion of any material federal income tax considerations applicable to the stock purchase contracts and stock purchase units. The description of the stock purchase contracts or stock purchase units contained in this prospectus is not complete and the description in any applicable prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts and, if applicable, collateral or depositary arrangements relating to the stock purchase contracts or stock purchase units, which will be filed with the SEC each time we issue stock purchase contracts or stock purchase units.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus:

•	to or through underwriters;

•	through dealers;

•	through agents;

•	directly to one or more purchasers; or

•	through any combination of these methods of sale.

We will describe in the accompanying prospectus supplement the specific plan of distribution, including, if required, (i) the identity of any underwriters, dealers or agents and the amount of securities underwritten or purchased by them and their compensation, (ii) the initial offering price of the securities and the proceeds that we will receive from the sale and (iii) any securities exchange on which the securities will be listed.

We (directly or through agents) may sell, and the underwriters may resell, the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

In connection with the sale of our securities, the underwriters or agents may receive compensation from us or from purchasers of the securities for whom they may act as agents. The underwriters may sell securities to or through dealers, who may also receive compensation from purchasers of the securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act.

We may indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments they may be required to make in respect of such liabilities.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

If so indicated in the prospectus supplement relating to a particular offering of securities, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the securities from us under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain legal matters in connection with the securities will be passed upon by Sean D. Major, our Executive Vice President, General Counsel and Secretary. Any underwriter or agent will be advised about legal matters relating to any offering by its own legal counsel.

EXPERTS

The consolidated financial statements and financial statement schedule of Joy Global Inc. at October 29, 2010 and October 30, 2009, and for each of the three years in the period ended October 29, 2010 and the effectiveness of Joy Global Inc.’s internal control over financial reporting as of October 29, 2010 included in this registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, appearing elsewhere herein. Such consolidated financial statements and Joy Global Inc.’s management’s assessment of the effectiveness of internal control over financial reporting as of October 29, 2010 are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements for the year ended December 31, 2010 of LeTourneau Technologies, Inc. (“LeTourneau”), incorporated in this prospectus by reference from the September 2, 2011 amendment to our Current Report on Form 8-K dated June 22, 2011, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on the Internet at the SEC’s web site at http://www.sec.gov. The information contained on the SEC’s web site is expressly not incorporated by reference into this prospectus, except as expressly set forth in “Incorporation of Certain Documents By Reference” below. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You can obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “JOYG.” Our Internet address is http://www.joyglobal.com. The contents of our web site are not part of, and shall not be deemed incorporated by reference in, this prospectus and our Internet address is included in this document as an inactive textual reference only.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below that we have filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended October 29, 2010, filed with the SEC on December 20, 2010;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended January 28, 2011, April 29, 2011 and July 29, 2011, which were filed with the SEC on March 4, 2011, June 6, 2011 and September 7, 2011, respectively;

•	our Current Reports on Form 8-K, filed with the SEC on November 1, 2010, March 8, 2011, April 1, 2011, May 18, 2011, June 22, 2011 (as amended by Amendment No. 1 filed on September 2, 2011 and by Amendment No. 2 filed on October 6, 2011), July 15, 2011, August 3, 2011, September 1, 2011 and October 6, 2011; and

•	the description of our common stock contained in our Registration Statement on our Current Report on Form 8-K filed on December 23, 2004, and the description of the Preferred Stock Purchase Rights contained in the Registration Statement on Form 8-A filed on July 17, 2002.

We also incorporate by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any portions of any such documents that are furnished, rather than filed, by us in accordance with SEC rules) prior to the completion of the sales of the securities offered hereby.

If you make a written or oral request for copies of any of the documents incorporated by reference, we will send you the copies you requested at no charge. However, we will not send exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to: Joy Global Inc., 100 East Wisconsin Ave, Suite 2780, Milwaukee, Wisconsin 53202, attention: Corporate Secretary. Our telephone number is (414) 319-8500.

JOY GLOBAL INC.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements
As of October 29, 2010 and October 30, 2009 and
for the Years Ended October 29, 2010, October 30, 2009 and October 31, 2008

All other schedules are omitted because they are either not applicable or the required information is shown in the financial statements or notes thereto.

Consolidated Financial Statements
as of October 29, 2010 and October 30, 2009 and
for the Years Ended October 29, 2010, October 30, 2009 and October 31, 2008

Introductory Note

These financial statements are being filed to retrospectively adjust portions of the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 29, 2010, which was filed with the SEC on December 20, 2010 (the “2010 Form 10-K”). In the third quarter of fiscal 2011, we adjusted total shareholders’ equity and deferred income taxes by $13.0 million to correct an error in a deferred tax asset valuation allowance that was originally recorded in 2006.

The following items of our audited consolidated financial statements contained in the 2010 Form 10-K are subject to adjustment as presented herein to reflect the adjustment to our deferred tax asset valuation allowance:

•	Consolidated Balance Sheet as of October 29, 2010 and October 30, 2009;

•	Consolidated Statement of Shareholders’ Equity as of October 29, 2010, October 30, 2009, October 31, 2008 and October 26, 2007;

•	Note 5 - Income Taxes, regarding the components of the net deferred tax asset;

•	Note 21 - Segment Information, relating to corporate and total asset amounts; and

•	Note 22 - Subsidiary Guarantors, regarding the Condensed Consolidating Balance Sheet as of October 29, 2010 and October 30, 2009.

No information in the financial statements included in the 2010 Form 10-K other than that identified above is revised in this filing. Information in the 2010 Form 10-K is stated as of October 29, 2010 with consideration of subsequent events through the date of this filing and the financial statements included herein do not reflect any subsequent information or events other than as described above. More current information is contained in the company’s Quarterly Report on Form 10-Q for the quarterly period ended July 29, 2011 and other filings we have made with the SEC. The adjustments to the financial statements contained herein should be read in conjunction with the 2010 Form 10-K. The financial statements should also be read in conjunction with our Quarterly Report on Form 10-Q for the period ended July 29, 2011 and other filings we have made at the SEC, which contain important information regarding events, developments and updates that have occurred since the filing of the 2010 Form 10-K.

Joy Global Inc.
Form 10-K Item 8 and Items 15(a)(1) and 15(a)(2)
Index to Consolidated Financial Statements
And Financial Statement Schedule

The following Consolidated Financial Statements of Joy Global Inc. and the related Reports of Independent Registered Public Accounting Firm update Item 8—Financial Statements and Supplementary Data and Item 15—Exhibits and Financial Statement Schedules:

The following Consolidated Financial Statement schedule of Joy Global Inc. is included in Item 15(a)(2):

Schedule II. Valuation and Qualifying Accounts	F-52

All other schedules are omitted because they are either not applicable or the required information is shown in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Joy Global Inc.

We have audited the accompanying consolidated balance sheets of Joy Global Inc. as of October 29, 2010 and October 30, 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended October 29, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Joy Global Inc. at October 29, 2010 and October 30, 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 29, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Joy Global Inc.’s internal control over financial reporting as of October 29, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 20, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
December 20, 2010
Except for Note 1, as to which the date is
October 5, 2011

Report of Independent Registered Public Accounting Firm on Internal
Control Over Financial Reporting

The Board of Directors and Shareholders
Joy Global Inc.

We have audited Joy Global Inc.’s internal control over financial reporting as of October 29, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Joy Global Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Joy Global Inc. maintained, in all material respects, effective internal control over financial reporting as of October 29, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of Joy Global Inc. and our report dated December 20, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
December 20, 2010

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of October 29, 2010.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Annual Report on Form 10-K and, as part of its audit, has issued an attestation report, included herein, on the effectiveness of our internal control over financial reporting.

Joy Global Inc.
Consolidated Statement of Income
(In thousands, except share data)

	Fiscal Years Ended
	October 29,	October 30,	October 31,
	2010	2009	2008

Net sales	$3,524,334	$3,598,314	$3,418,934
Cost of sales	2,350,708	2,445,514	2,428,929
Product development, selling and administrative expenses	480,636	454,522	441,527
Other income	(4,113)	(4,034)	(2,726)

Operating income	697,103	702,312	551,204
Interest income	13,195	7,485	12,539
Interest expense	(29,964)	(32,217)	(34,237)
Reorganization items	(1,310)	5,060	(2,419)

Income from continuing operations before income taxes	679,024	682,640	527,087
Provision for income taxes	217,525	227,990	153,950

Income from continuing operations	461,499	454,650	373,137
Income from discontinued operations, net of income taxes	-	-	1,141

Net income	$461,499	$454,650	$374,278

Basic earnings per share:
Income from continuing operations	$4.47	$4.44	$3.47
Income from discontinued operations	-	-	0.01

Net income	$4.47	$4.44	$3.48

Diluted earnings per share:
Income from continuing operations	$4.40	$4.41	$3.44
Income from discontinued operations	-	-	0.01

Net income	$4.40	$4.41	$3.45

Dividends per share	$0.70	$0.70	$0.625

Weighted average shares outstanding:
Basic	103,196	102,450	107,472

Diluted	104,905	103,104	108,425

See Notes to Consolidated Financial Statements

Joy Global Inc.
Consolidated Balance Sheet
(In thousands, except share data)

	October 29,	October 30,
	2010	2009
	(Restated)	(Restated)

ASSETS

Current Assets:
Cash and cash equivalents	$815,581	$471,685
Accounts receivable, net	674,135	580,629
Inventories	764,945	769,783
Other current assets	107,266	127,930

Total Current Assets	2,361,927	1,950,027

Property, Plant and Equipment:
Land and improvements	23,478	24,971
Buildings	141,671	119,654
Machinery and equipment	521,366	455,894

	686,515	600,519
Accumulated depreciation	(308,491)	(253,461)

Total Property, Plant and Equipment	378,024	347,058

Other Assets:
Other intangible assets, net	178,831	187,037
Goodwill	125,686	127,732
Deferred income taxes (see footnote 1)	149,654	321,561
Other non-current assets	76,891	61,836

Total Other Assets	531,062	698,166

Total Assets	$3,271,013	$2,995,251

See Notes to Consolidated Financial Statements

Joy Global Inc.
Consolidated Balance Sheet
(In thousands, except share data)

	October 29,	October 30,
	2010	2009
	(Restated)	(Restated)

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term notes payable, including current portion of long-term obligations	$1,550	$19,791
Trade accounts payable	291,742	206,770
Employee compensation and benefits	128,132	116,149
Advance payments and progress billings	376,300	321,629
Accrued warranties	62,351	58,947
Other accrued liabilities	163,249	203,498

Total Current Liabilities	1,023,324	926,784

Long-term Obligations	396,326	523,890
Other Non-current Liabilities:
Liabilities for postretirement benefits	26,536	27,817
Accrued pension costs	428,348	576,140
Other	54,113	139,909

Total Other Non-current Liabilities	508,997	743,866

Commitments and Contingencies	-	-
Shareholders’ Equity:
Common stock, $1 par value (authorized 150,000,000 shares; 127,402,894 and 126,285,641 shares issued at October 29, 2010 and October 30, 2009, respectively)	127,403	126,286
Capital in excess of par value	1,002,169	943,046
Retained earnings (see footnote 1)	1,709,059	1,320,226
Treasury stock (23,873,159 shares)	(1,116,623)	(1,116,623)
Accumulated other comprehensive loss	(379,642)	(472,224)

Total Shareholders’ Equity	1,342,366	800,711

Total Liabilities and Shareholders’ Equity	$3,271,013	$2,995,251

See Notes to Consolidated Financial Statements

Joy Global Inc.
Consolidated Statement of Cash Flows
(In thousands)

	Fiscal Years Ended
	October 29,	October 30,	October 31,
	2010	2009	2008

Operating Activities:
Net income	$461,499	$454,650	$374,278
Gain on sale of discontinued operations	-	-	(1,141)
Depreciation and amortization	59,749	58,570	71,423
Change in deferred income taxes, net of change in valuation allowance	8,262	(2,144)	(17,486)
Contributions to retiree benefit plans	(117,361)	(30,774)	(62,498)
Retiree benefit plan expense	52,749	16,659	22,066
Other, net	1,808	6,609	(5,803)
Changes in Working Capital Items:
Change in accounts receivable, net	(66,247)	108,859	(43,973)
Change in inventories	(6,059)	77,872	(136,646)
Change in other current assets	(16,044)	20,005	(47,876)
Change in trade accounts payable	83,368	(101,455)	81,905
Change in employee compensation and benefits	10,270	1,033	49,037
Change in advance payments and progress billings	46,530	(210,276)	214,527
Change in other accrued liabilities	64,965	52,353	79,472

Net cash provided by operating activities	583,489	451,961	577,285

Investment Activities:
Acquisition of businesses, net of cash acquired	-	(11,184)	(255,574)
Property, plant and equipment acquired	(73,474)	(94,128)	(84,205)
Proceeds from sale of property, plant and equipment	418	1,779	2,184
Other, net	(1,859)	(481)	8,930

Net cash used by investment activities	(74,915)	(104,014)	(328,665)

Financing Activities:
Share-based payment awards	36,419	3,953	30,341
Dividends paid	(72,088)	(71,596)	(67,426)
Change in short and long-term obligations, net	(146,176)	(26,212)	165,643
Financing fees	(3,211)	-	(1,495)
Purchase of treasury stock	-	(13,706)	(307,706)

Net cash used by financing activities	(185,056)	(107,561)	(180,643)

Effect of Exchange Rate Changes on Cash and
Cash Equivalents	20,378	29,724	(39,650)

Increase in Cash and Cash Equivalents	343,896	270,110	28,327
Cash and Cash Equivalents at Beginning of Year	471,685	201,575	173,248

Cash and Cash Equivalents at End of Year	$815,581	$471,685	201,575

Supplemental cash flow information:
Interest paid	$28,732	$31,233	$31,564
Income taxes paid	147,954	194,341	110,050

See Notes to Consolidated Financial Statements

Joy Global Inc.
Consolidated Statement of Shareholders’ Equity
 (In thousands, except per share data)

					Accumulated
	Common	Capital in			Other
	Stock	Excess of	Retained	Treasury	Comprehensive
	Amount	Par Value	Earnings	Stock	Income (Loss)	Total

Balance at October 26, 2007, as restated (see footnote 1)	$124,906	$863,532	$631,386	$(795,211)	$(113,647)	$710,966
Comprehensive income (loss):
Net income	-	-	374,278	-	-	374,278
Change in pension liability, net of taxes	-	-	-	-	(87,859)	(87,859)
Derivative instrument fair market value adjustment, net of taxes	-	-	-	-	(23,454)	(23,454)
Currency translation adjustment	-	-	-	-	(120,960)	(120,960)

Total comprehensive income						142,005

Treasury stock purchased	-	-	-	(307,706)	-	(307,706)
Share based payment award expense	-	13,738	-	-	-	13,738
Dividends ( $0.625 per share)	-	356	(67,782)	-	-	(67,426)
Issuance of share based payment awards	202	(2,463)	-	-	-	(2,261)
Exercise of stock options	864	17,468	-	-	-	18,332
Tax benefit from share based payment awards	-	12,011	-	-	-	12,011
Impact of FIN 48 adoption	-	-	(213)	-	-	(213)

Balance at October 31, 2008, as restated (see footnote 1)	$125,972	$904,642	$937,669	$(1,102,917)	$(345,920)	$519,446
Comprehensive income (loss):
Net income	-	-	454,650	-	-	454,650
Change in pension liability, net of taxes	-	-	-	-	(222,696)	(222,696)
Derivative instrument fair market value adjustment, net of taxes	-	-	-	-	19,412	19,412
Currency translation adjustment	-	-	-	-	76,980	76,980

Total comprehensive income						328,346

Treasury stock purchased	-	-	-	(13,706)	-	(13,706)
Share based payment award expense	-	18,676	-	-	-	18,676
Dividends ( $0.70 per share)	-	497	(72,093)	-	-	(71,596)
Issuance of share based payment awards	154	(2,220)	-	-	-	(2,066)
Deferred tax adjustment	-	10,491	-	-	-	10,491
Exercise of stock options	160	2,620	-	-	-	2,780
Tax benefit from share based payment awards	-	8,340	-	-	-	8,340

Balance at October 30, 2009, as restated (see footnote 1)	$126,286	$943,046	$1,320,226	$(1,116,623)	$(472,224)	$800,711
Comprehensive income:
Net income	-	-	461,499	-	-	461,499
Change in pension liability, net of taxes	-	-	-	-	64,542	64,542
Derivative instrument fair market value adjustment, net of taxes	-	-	-	-	3,249	3,249
Currency translation adjustment	-	-	-	-	24, 791	24,791

Total comprehensive income						554,081

Share based payment award expense	-	25,012	-	-	-	25,012
Dividends ( $0.70 per share)	-	578	(72,666)	-	-	(72,088)
Issuance of share based payment awards	69	(1,838)	-	-	-	(1,769)
Exercise of stock options	1,048	27,299	-	-	-	28,347
Tax benefit from share based payment awards	-	8,072	-	-	-	8,072

Balance at October 29, 2010, as restated (see footnote 1)	$127,403	$1,002,169	$1,709,059	$(1,116,623)	$(379,642)	$1,342,366

See Notes to Consolidated Financial Statements

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

1.	Description of Business

Joy Global Inc. (the “Company”) is a worldwide leader in high productivity mining solutions, and we manufacture and market original equipment and aftermarket parts and services for both underground and surface mining and certain industrial applications. Our equipment is used in major mining regions throughout the world to mine coal, copper, iron ore, oil sands and other minerals. We operate in two business segments: underground mining machinery (Joy Mining Machinery or “Joy”) and surface mining equipment (P&H Mining Equipment or “P&H”). Joy is a major manufacturer of underground mining equipment for the extraction of coal and other bedded minerals and offers comprehensive service locations near major mining regions worldwide. P&H is a major producer of surface mining equipment for the extraction of ores and minerals and provides extensive operational support for many types of equipment used in surface mining.

In the third quarter of fiscal 2011, the Company adjusted total shareholders’ equity and deferred income taxes by $13.0 million to correct an error in a deferred tax asset valuation allowance that was originally recorded in 2006. These financial statements have been adjusted to reflect the adjustment. The adjustment impacts the Consolidated Balance Sheet as of October 29, 2010 and October 30, 2009, the Consolidated Statement of Shareholders’ Equity as of October 29, 2010, October 30, 2009, October 31, 2008 and October 26, 2007, Note 5—Income Taxes, Note 21—Segment Information and Note 22—Subsidiary Guarantors.

2.	Significant Accounting Policies

Our significant accounting policies are as follows:

Basis of Presentation and Principles of Consolidation – The Consolidated Financial Statements are presented in accordance with accounting principles generally accepted in the United States (“GAAP”). The Consolidated Financial Statements include the accounts of Joy Global Inc. and our subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Ultimate realization of assets and settlement of liabilities in the future could differ from those estimates.

Cash Equivalents – All highly liquid investments with original maturities of three months or less when issued are considered cash equivalents. These primarily consist of money market funds and to a lesser extent, certificates of deposit and commercial paper. Cash equivalents were $517.7 million and $201.7 million at October 29, 2010 and October 30, 2009, respectively.

Inventories – Our inventories are carried at the lower of cost or net realizable value using the first-in, first-out (“FIFO”) method for all inventories. We evaluate the need to record adjustments for inventory on a regular basis. Our policy is to evaluate all inventories including raw material, work-in-process, finished goods, and spare parts. Inventory in excess of our estimated usage requirements is written down to its estimated net realizable value. Inherent in the estimates of net realizable value are estimates related to our future manufacturing schedules, customer demand, possible alternative uses and ultimate realization of potentially excess inventory.

Property, Plant and Equipment – Property, plant and equipment are stated at historical cost. Expenditures for major renewals and improvements are capitalized, while maintenance and repair costs that do not significantly improve the related asset or extend its useful life are charged to expense as incurred. For financial reporting purposes, plant and equipment are depreciated primarily by the straight-line method over the estimated useful lives of the assets which generally range from 5 to 45 years for improvements, from 10 to 45 years for buildings, from 3 to 12 years for machinery and equipment and 3 to 5 years for software.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Depreciation expense was $51.5 million, $49.3 million and $48.8 million for 2010, 2009, and 2008, respectively. Depreciation claimed for income tax purposes is computed by accelerated methods.

Impairment of Long-Lived Assets – We assess the realizability of our held and used long-lived assets to evaluate such assets for impairment whenever events or circumstances indicate that the carrying amount of such assets (or group of assets) may not be recoverable. Impairment is determined to exist if the estimated future undiscounted cash flows related to such assets are less than the carrying value. If impairment is determined to exist, any related impairment loss is calculated based on the fair value of the asset compared to its carrying value.

Goodwill and Intangible Assets – Intangible assets include drawings, patents, trademarks, technology, customer relationships and other specifically identifiable assets. Indefinite-lived intangible assets are not being amortized. Assets not subject to amortization are evaluated for impairment annually or more frequently if events or changes occur that suggest impairment in carrying value. Finite-lived intangible assets are amortized to reflect the pattern of economic benefits consumed, which is primarily the straight-line method. Intangible assets that are subject to amortization are evaluated for potential impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. Goodwill is tested for impairment using the two-step approach, in accordance with Accounting Standards Codification (“ASC”) No. 350, “Goodwill and Other.” Goodwill is assigned to specific reporting units, which we have identified as our operating segments, and tested for impairment at least annually, during the fourth quarter of our fiscal year, or more frequently upon the occurrence of an event or when circumstances indicate that a reporting unit’s carrying amount is greater than its fair value. We recognize an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill. The fair value of goodwill is established using the discounted cash flow method and market approach. We performed our goodwill impairment testing in the fourth quarter of fiscal 2010 and no impairment was identified.

Risks and Uncertainties – As of October 29, 2010, we employed 11,900 employees worldwide, with 5,600 employed in the United States. Collective bargaining agreements or similar type arrangements cover 37% of our U.S. workforce and 30% of our international employees. In 2011, union agreements are to expire for 3% of our employees with the largest covering the AMICUS union at our facilities in the United Kingdom and the Teamster Union at our facility in Meadowlands, Pennsylvania.

Foreign Currency Translation – Exchange gains or losses incurred on transactions conducted by one of our operations in a currency other than the operation’s functional currency are normally reflected in cost of sales in our Consolidated Statement of Income. An exception is made where the transaction is a long-term intercompany loan that is not expected to be repaid in the foreseeable future, in which case the transaction gain or loss is included in shareholders’ equity as an element of accumulated other comprehensive income (loss). Assets and liabilities of international operations that have a functional currency that is not the U.S. dollar are translated into U.S. dollars at year-end exchange rates and revenue and expense items are translated using weighted average exchange rates. Any adjustments arising on translations are included in shareholders’ equity as an element of accumulated other comprehensive income (loss). Assets and liabilities of operations which have the U.S. dollar as their functional currency (but which maintain their accounting records in local currency) have their values remeasured into U.S. dollars at year-end exchange rates, except for non-monetary items for which historical rates are used. Exchange gains or losses arising on remeasurement of the values into U.S. dollars are recognized in cost of sales. Pre-tax foreign exchange gains included in operating income were $5.7 million, $0.4 million, and $3.3 million in 2010, 2009, and 2008, respectively.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Foreign Currency Hedging and Derivative Financial Instruments – We enter into derivative contracts, primarily foreign currency forward contracts, to protect against fluctuations in exchange rates. These contracts are for committed transactions, and receivables and payables denominated in foreign currencies and not for speculative purposes. ASC No. 815, “Derivatives and Hedging,” requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value, if certain designation and documentation requirements are established at hedge inception. Any changes in fair value of these instruments are recorded in the income statement as cost of sales or in the balance sheet as other comprehensive income (loss).

Revenue Recognition – We recognize revenue on aftermarket products and services when the following criteria are satisfied: persuasive evidence of an arrangement exists, product delivery and title transfer has occurred or the services have been rendered, the price is fixed and determinable, and collectability is reasonably assured. We recognize revenue on long-term contracts, such as for the manufacture of mining shovels, drills, draglines, roof support systems and conveyor systems, using the percentage-of-completion method. We generally recognize revenue using the percentage-of-completion method for original equipment. When using the percentage-of-completion method, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Sales and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Estimated losses are recognized in full when identified.

We have life cycle management contracts with customers to supply parts and service for terms of 1 to 13 years. These contracts are established based on the conditions the equipment will be operating in, the time horizon that the program will cover, and the expected operating cycle that will be required for the equipment. Based on this information, a model is created representing the projected costs and revenues of servicing the respective machines over the specified contract terms. Accounting for these contracts requires us to make various estimates, including estimates of the relevant machine’s long-term maintenance requirements. Under these contracts, customers are generally billed monthly based on hours of operation or units of production achieved by the equipment, with the respective deferred revenues recorded when billed. Revenue is recognized in the period in which parts are supplied or services provided. These contracts are reviewed quarterly by comparison of actual results to original estimates or most recent analysis, with revenue recognition adjusted appropriately for future estimated costs. If a loss is expected at any time, the full amount of the loss is recognized immediately.

We have customer agreements that are multiple element arrangements as defined by ASC No. 605-25 “Multiple-Element Arrangements.” The agreements are assessed for multiple elements based on the following criteria: the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item and the arrangement includes a general right of return relative to the delivered item and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. Revenue is then allocated to each identified unit of accounting based on our estimate of their relative fair values.

Revenue recognition involves judgments, including assessments of expected returns, the likelihood of nonpayment, and estimates of expected costs and profits on long-term contracts. We analyze various factors, including a review of specific transactions, historical experience, credit-worthiness of customers, and current market and economic conditions, in determining when to recognize revenue. Changes in judgments on these factors could impact the timing and amount of revenue recognized with a resulting impact on the timing and amount of associated income.

Comprehensive Income (Loss) – ASC No. 220, “Comprehensive Income,” requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net income. We have chosen to report Comprehensive Income (Loss) and Accumulated

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Other Comprehensive Income (Loss) which encompasses net income, foreign currency translation, unrecognized pension obligations, and unrealized gain (loss) on derivatives in the Consolidated Statement of Shareholders’ Equity. Accumulated other comprehensive loss consists of the following:

	October 29,	October 30,	October 31,
In millions	2010	2009	2008

Unrecognized pension and other postretirement obligations	$(436.1)	$(500.6)	$(278.0)
Unrealized gain (loss) on derivatives	2.7	(0.6)	(19.9)
Foreign currency translation	53.8	29.0	(48.0)

Accumulated other comprehensive loss	$(379.6)	$(472.2)	$(345.9)

The unrecognized pension and other postretirement obligation is net of a $103.5 million, $125.6 and $47.3 million income tax benefit as of October 29, 2010, October 30, 2009 and October 31, 2008, respectively. Unrealized (loss) gain on derivatives is net of $1.4 million, $(0.3) million, and $(11.9) million of income tax effects at October 29, 2010, October 30, 2009 and October 31, 2008, respectively.

Sales Incentives – In accordance with ASC No. 605-50, “Customer Payments and Incentives,” we account for cash consideration (such as sales incentives and cash discounts) given to our customers or resellers as a reduction of net sales.

Allowance for Doubtful Accounts – We establish an allowance for doubtful accounts on a specific account identification basis through a review of several factors, including the aging status of our customers accounts’, financial condition of our customers, and historical collection experience.

Shipping and Handling Fees and Costs – We account for shipping and handling fees and costs in accordance with ASC No. 605-45, “Principal Agent Considerations.” Under ASC No. 605-45, amounts billed to a customer in a sale transaction related to shipping costs are reported as net sales and the related costs incurred for shipping are reported as cost of sales.

Income Taxes – Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and for tax loss carryforwards. Valuation allowances are provided for deferred tax assets where it is considered more likely than not that we will not realize the benefit of such assets. Certain tax benefits existed as of our emergence from protection under Chapter 11 of the U.S. Bankruptcy Code in 2001 but were offset by valuation allowances. Realization of net operating loss, tax credits, and other deferred tax benefits from pre-emergence attributes will be credited to additional paid in capital.

Research and Development Expenses – Research and development costs are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products amounted to $29.8 million, $22.3 million and $16.4 million for fiscal 2010, 2009, and 2008, respectively.

Earnings Per Share – Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options, performance shares, and restricted stock units if dilutive. See Note 9 – Earnings Per Share for further information.

Accounting For Share-Based Compensation – We account for awards of stock in accordance with ASC No. 718, “Compensation – Stock Compensation.” ASC No. 718 requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

of the award. Compensation expense is recognized using the straight-line method over the vesting period of the award.

Reclassifications – Certain prior year amounts have been reclassified to conform to the current year presentation. The reclassifications did not impact net income or earnings per share.

New Accounting Pronouncements – In December 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU No. 2009-17 clarifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting should be consolidated. This statement is effective for us beginning in the first quarter of fiscal 2011 (which commenced on October 30, 2010). We do not expect a material impact from the adoption of ASU No. 2009-17 on our consolidated financial statements.

In October 2009, FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force.” ASU No. 2009-13 establishes the accounting and reporting guidance for arrangements under which a vendor will perform multiple revenue-generating activities. Specifically, this ASU addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. This statement is effective for us beginning in the first quarter of fiscal 2011 (which commenced on October 30, 2010) and, when adopted, will change our accounting treatment for multiple-element revenue arrangements on a prospective basis. We do not expect a material impact from the adoption of ASU No. 2009-13 on our consolidated financial statements.

In June 2009, FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).” SFAS No. 167 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This statement is effective for us in fiscal 2011. We do not expect a material impact from the adoption of SFAS No. 167 on our consolidated financial statements.

In December 2007, FASB issued ASC No. 805, “Business Combinations.” ASC No. 805 requires the measurement at fair value of assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree as of the acquisition date. ASC No. 805 also requires that acquisition related costs and costs to restructure the acquiree be expensed as incurred. ASC No. 805 became effective for us beginning in fiscal 2010. The adoption of ASC No. 805 did not have a significant effect on our consolidated financial statements and related disclosures.

In December 2007, FASB issued ASC No. 810, “Consolidation.” The objective of ASC No. 810 is to improve the transparency and comparability of financial information that is provided as it relates to a parent and non-controlling interests. ASC No. 810 requires clear identification of ownership interests in subsidiaries held by other parties and the amount of consolidated net income attributable to the parent and other parties. The codification also requires changes in parent ownership interests to be accounted for consistently, while the parent retains its controlling interest in the subsidiary. ASC No. 810 became effective for us beginning in fiscal 2010. The adoption of ASC No. 810 did not have a significant effect on our consolidated financial statements and related disclosures.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

3.	Goodwill and Intangible Assets

The gross carrying amount and accumulated amortization of our intangible assets other than goodwill as of October 29, 2010 and October 30, 2009, were as follows:

	Weighted	October 29, 2010		October 30, 2009
	Average	Gross		Gross
	Amortization	Carrying	Accumulated	Carrying	Accumulated
In thousands	Period	Amount	Amortization	Amount	Amortization

Finite lived other intangible assets:
Engineering drawings	6 years	$2,900	$(2,054)	$2,900	$(1,571)
Customer relationships	20 years	105,200	(18,323)	105,200	(12,754)
Backlog	1 year	7,295	(7,127)	16,389	(16,132)
Non-compete agreements	5 years	5,800	(4,403)	5,800	(3,419)
Patents	17 years	21,206	(7,964)	21,123	(6,851)
Unpatented technology	31 years	1,236	(335)	1,235	(283)

Subtotal	17 years	143,637	(40,206)	152,647	(41,010)
Indefinite lived other intangible assets:
Trademarks		75,400	-	75,400	-

Total other intangible assets		$219,037	$(40,206)	$228,047	$(41,010)

The reduction in backlog gross carrying amount and accumulated amortization represents amounts that have been fully amortized at the beginning of our fiscal year.

Changes in the carrying amount of goodwill in 2010 and 2009 are as follows:

	Underground	Surface
	Mining	Mining
In thousands	Machinery	Equipment	Consolidated

Balance as of October 31, 2008	$117,671	$7,323	$124,994

Goodwill acquired during the year	3,911	-	3,911
Translation adjustments and other	(3,708)	2,535	(1,173)

Balance as of October 30, 2009	117,874	9,858	127,732

Translation adjustments and other	(2,737)	691	(2,046)

Balance as of October 29, 2010	$115,137	$10,549	$125,686

Amortization expense for finite-lived intangible assets was $8.2 million, $9.3 million and $16.2 million, for fiscal 2010, 2009, and 2008, respectively.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Estimated future annual amortization expense is as follows:

In thousands

For the fiscal year ending:
2011	$8,189
2012	7,225
2013	6,496
2014	6,393
2015	6,343

4.	Borrowings and Credit Facilities

On October 27, 2010, we entered into a $500.0 million unsecured revolving credit facility (“Credit Agreement”) set to expire on November 3, 2014. We took a pre-tax charge of $0.3 million related to deferred financing costs associated with the termination of our $400.0 million unsecured revolving credit facility that was set to expire on November 10, 2011. Under the terms of the new agreement we pay a commitment fee ranging from 0.25% to 0.5% on the unused portion of the revolving credit facility based on our credit rating. Outstanding borrowings bear interest equal to the London Interbank Offered Rate (“LIBOR”) (defined as applicable LIBOR rate for the equivalent interest period plus 1.75% to 2.75%) or the Base Rate (defined as the highest of the Prime Rate, Federal Funds Effective Rate plus 0.5%, or Eurodollar Rate plus 1.0%) at our option. The Credit Agreement requires the maintenance of certain financial covenants including leverage and interest coverage ratios. The Credit Agreement also restricts payment of dividends or other return of capital when the consolidated leverage ratio exceeds a stated level amount.

On October 22, 2010, we repaid the $131.3 million remaining balance of the $175 million term loan which was used to fund our acquisition of the Continental business. We recorded a pre-tax charge of $0.4 million related to the deferred financing cost on the term loan that was initially due October 31, 2011.

At October 29, 2010, there were no direct borrowings under the Credit Agreement. Outstanding letters of credit issued under the Credit Agreement, which count toward the $500.0 million credit limit, totaled $181.9 million. At October 29, 2010, there was $318.1 million available for borrowings under the Credit Agreement.

In November 2006, we issued $250.0 million aggregate principal amount of 6.0% Senior Notes due 2016 and $150.0 million aggregate principal amount of 6.625% Senior Notes due 2036 (“Notes”) with interest on the Notes being paid semi-annually in arrears on May 15 and November 15 of each year, starting on May 15, 2007. The Notes are guaranteed by each of our current and future significant domestic subsidiaries. The Notes were issued in a private placement under an exemption from registration provided by the Securities Act of 1933 (“Securities Act”), as amended. In the second quarter of fiscal 2007, the Notes were exchanged for substantially identical notes that are registered under the Securities Act. At our option, we may redeem some or all of the Notes at a redemption price of the greater of 100% of the principal amount of the Notes to be redeemed or the sum of the present values of the principal amounts and the remaining scheduled interest payments using a discount rate equal to the sum of a treasury rate of a comparable treasury issue plus 0.3% for the 2016 Notes and 0.375% for the 2036 Notes.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Direct borrowings and capital lease obligations consisted of the following:

	October 29,	October 30,
In thousands	2010	2009

Domestic:
6.0% senior notes due 2016	$247,677	$247,366
6.625% senior notes to 2036	148,417	148,395
Term loan	-	144,375
Capital leases and other	5	150
Foreign:
Capital leases and other	569	1,931
Short-term notes payable and bank overdrafts	1,208	1,464

	397,876	543,681
Less: amounts due within one year	(1,550)	(19,791)

Long-term obligations	$396,326	$523,890

The aggregate maturities of debt for credit agreements in place at October 29, 2010 consist of the following (in thousands):

2011	$1,550
2012	197
2013	35
2014	-
2015	-
Thereafter	396,094

5.	Income Taxes

The provision for income taxes included in the Consolidated Statement of Income consisted of the following:

In thousands	2010	2009	2008

Current provision
Federal	$32,679	$106,304	$64,646
State	4,889	19,056	15,843
Foreign	91,889	38,219	61,042

Total current	129,457	163,579	141,531

Deferred provision (benefit)
Federal	83,357	51,538	18,057
State	2,346	-	128
Foreign	2,365	12,873	(5,766)

Total deferred	88,068	64,411	12,419

Total provision for income taxes	$217,525	$227,990	$153,950

The Federal deferred provision includes $16.0 million of net operating losses used in fiscal 2010, 2009 and 2008. The foreign deferred provision includes $0.2 million, $13.3 million and $1.8 million, respectively,

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

of net operating losses used in fiscal 2010, 2009 and 2008, respectively. The Federal deferred provision also includes utilization of foreign tax credits of $14.3 million in fiscal 2010. During 2010, we recognized $1.9 million of current tax benefit relating to a tax holiday in China. The tax holiday will expire in 2012.

The domestic and foreign components of income from continuing operations before income taxes were as follows:

In thousands	2010	2009	2008

Domestic income	$386,913	$433,332	$324,053
Foreign income	292,111	249,308	203,034

Pre-tax income from continuing operations	$679,024	$682,640	$527,087

The reconciliation between the income tax provision recognized in our Consolidated Statement of Income and the income tax provision computed by applying the statutory federal income tax rate to the income from continuing operations are as follows:

In thousands	2010	2009	2008

Income tax computed at federal statutory tax rate	35.0%	35.0%	35.0%
Sub-part F income and foreign dividends	(0.1)	(0.5)	(8.1)
Differences in foreign and U.S. tax rates	(3.7)	(3.0)	(3.6)
State income taxes, net of federal tax impact	0.7	1.8	2.2
Resolution of prior years’ tax issues	(1.2)	(0.3)	2.1
Valuation allowance	0.2	0.1	(0.6)
Other items, net	1.1	0.3	2.2

	32.0%	33.4%	29.2%

The components of the net deferred tax asset are as follows:

In thousands	2010	2009

Deferred tax assets:
Employee benefit related items	$156,465	$225,618
Tax credit carryforwards	22,990	37,815
Tax loss carryforwards	152,345	161,702
Inventories	16,914	27,965
Other, net	21,705	25,880
Valuation allowance	(123,512)	(113,604)

Total deferred tax assets	246,907	365,376
Deferred tax liabilities:
Depreciation and amortization in excess of book expense	15,957	16,724
Other, net	9,385	4,500
Intangibles	54,563	68,700

Total deferred tax liabilities	79,905	89,924

Net deferred tax asset	$167,002	$275,452

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

The net deferred tax assets are reflected in the accompanying balance sheets as follows:

In thousands	2010	2009

Current deferred tax assets	$48,320	$58,890
Long term deferred tax asset	149,654	321,561
Current deferred tax liability	(2,750)	-
Long term deferred tax liability	(28,222)	(104,999)

Net deferred tax asset	$167,002	$275,452

The following table summarizes the components of our loss and credit carryforward.

Loss and Credit Carryforward Summary
	Amount		Valuation
Description - In millions	Gross	Benefit	Allowance	Expiration Date(s)

U.S. federal operating losses	$74.3	$26.0	-	2020
Foreign capital losses	61.5	16.6	16.2	None
U.S. state operating losses	2,035.0	104.8	102.4	Various

Foreign losses	19.0	4.9	4.6	$1.1 - None $3.8 – 2011 to 2019
General business tax credits	N/A	4.9	-	2012 - 2013
Alternative minimum tax credits	N/A	4.3	-	None
Foreign tax credits	N/A	12.5	-	Starting 2016
Various international tax credits	N/A	1.3	0.3	None

Because our Plan of Reorganization provided for substantial changes in our ownership, there are annual limitations on all of U.S. federal net operating loss carryforwards remaining at October 29, 2010. The U.S. state limitations vary by taxing jurisdiction.

At least annually, we reassess our need for valuation allowances and adjust the allowance balances where it is appropriate based upon past, current, and projected profitability in the various geographic locations in which we conduct business and available tax strategies. Additionally, the U.S. carryforwards were reduced upon emergence from bankruptcy due to the rules and regulations in the Internal Revenue Code related to cancellation of indebtedness income that is excluded from taxable income. These adjustments are included in the net operating loss values detailed above.

Valuation allowances currently recorded that arose in pre-emergence years requires us to apply fresh start accounting. As of October 29, 2010, there were $68.8 million of valuation reserves against pre-emergence net operating loss carryforwards. For 2008 the amount of valuation reserves reversed to additional paid in capital totaled $1.0 million. During 2009, an adjustment of $10.5 million was made to paid in capital that related to a pre-bankruptcy item.

As of October 29, 2010, U.S. income taxes, net of foreign taxes paid or payable, have not been provided on the undistributed profits of foreign subsidiaries as all undistributed profits of foreign subsidiaries are deemed to be permanently reinvested outside of the U.S. It is not practical to determine the United States federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested. Such unremitted earnings of subsidiaries, which have been or are intended to be permanently reinvested were $491.7 million at October 29, 2010.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Unrecognized tax benefits are as follows:

In thousands	2010	2009

Balance, beginning of year	$18,885	$23,381
Settlements	(11,613)	(7,092)
Additions for current year tax positions	6,746	-
Additions for prior year tax positions	-	4,847
Reductions for prior year tax positions	-	(1,425)
Reductions for changes in judgments	(7,272)	(826)

Balance, end of year	$6,746	$18,885

As of October 29, 2010, $5.2 million of the net unrecognized tax benefit would affect the effective tax rate if recognized. As of October 29, 2010 and October 30, 2009, total interest and penalties of approximately $0.7 million and $1.7 million, respectively, were recorded as part of unrecognized tax benefits on the Consolidated Balance Sheet. It is not expected that the total amount of unrecognized tax benefit will decrease within the next twelve months.

With respect to tax years subject to examination by the domestic taxing authorities, all years prior to and including 1999 are closed by statute with all subsequent years open due to the loss carryforward from 2000 to 2001 for U.S. federal purposes. 2006 and 2007 were previously closed by Internal Revenue Service examination. During 2010, the Internal Revenue Service completed its examination of 2008 which resulted in a tax amount due of $1.8 million. We expect the liability to be paid during 2011.

Additionally, due to the existence of tax loss carryforwards, the same relative periods exist for U.S. state purposes although some earlier years also remain open. From a non-domestic perspective, the major locations in which we conduct business are as follows: United Kingdom—2009 forward is open for examination; South Africa—2006 forward is open for examination; Australia—2006 forward remains open due to tax loss carryforwards; Chile—2006 forward is open for examination; and Canada—2008 forward is open for examination. There are a number of smaller entities in other countries that generally have open tax years ranging from 3 to 5 years.

6.	Accounts Receivable

Consolidated accounts receivable consisted of the following:

	October 29,	October 30,
In thousands	2010	2009

Trade receivables	$600,373	$538,669
Unbilled receivables (due within one year)	83,643	52,648
Allowance for doubtful accounts	(9,881)	(10,688)

	$674,135	$580,629

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

7.	Inventories

Consolidated inventories consisted of the following:

	October 29,	October 30,
In thousands	2010	2009

Finished goods	$503,356	$513,055
Work-in-process and purchased parts	183,658	173,850
Raw materials	77,931	82,878

	$764,945	$769,783

8.	Warranties

We provide for the estimated costs that may be incurred under product warranties to remedy deficiencies of quality or performance of our products. These product warranties extend over either a specified period of time, units of production or machine hours depending upon the product subject to the warranty. We accrue a provision for estimated future warranty costs based upon the historical relationship of warranty costs to sales. We periodically review the adequacy of the accrual for product warranties and adjust the warranty percentage and accrued warranty reserve for actual experience as necessary.

The following table reconciles the changes in the product warranty reserve:

In thousands	2010	2009

Balance, beginning of year	$58,947	$46,621
Accrual for warranty expensed during the year	41,265	41,517
Settlements made during the year	(37,734)	(32,669)
Change in liability for pre-existing warranties during the year, including expirations	(1,137)	1,122
Effect of foreign currency translation	1,010	2,356

Balance, end of year	$62,351	$58,947

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

9.	Earnings Per Share

The following is a reconciliation of the numerators and denominators of basic and diluted earnings per share computations in accordance with ASC No. 260:

In thousands except share amounts	2010	2009	2008

Numerator:
Income from continuing operations	$461,499	$454,650	$373,137
Income from discontinued operations	-	-	1,141

Net income	$461,499	$454,650	$374,278

Denominator:
Denominator for basic earnings per share -
Weighted average shares	103,196	102,450	107,472
Effect of dilutive securities:
Stock options, restricted stock units and performance shares	1,709	654	953

Denominator for diluted earnings per share -
Adjusted weighted average shares and assumed conversions	104,905	103,104	108,425

Basic earnings per share
Continuing operations	$4.47	$4.44	$3.47
Discontinued operations	-	-	.01

Net income	$4.47	$4.44	$3.48

Diluted earnings per share
Continuing operations	$4.40	$4.41	$3.44
Discontinued operations	-	-	.01

Net income	$4.40	$4.41	$3.45

10.	Retiree Benefits

Pension and Defined Contribution Benefit Plans

The Company and its subsidiaries have defined benefit, defined contribution, and government mandated pension plans covering substantially all employees. Benefits from these plans are based on factors that include various combinations of years of service, fixed monetary amounts per year of service, employee compensation during the last years of employment, and the recipient’s social security benefit. Our funding policy with respect to qualified plans is to contribute annually not less than the minimum required by applicable law and regulation nor more than the amount which can be deducted for income tax purposes. We also have an unfunded nonqualified supplemental pension plan that is based on credited years of service and compensation during the last years of employment. For our qualified and non-qualified pension plans and the post-retirement welfare plans, we use the last Friday in October as our measurement date which coincides with our fiscal year end.

Certain plans outside the United States, which supplement or are coordinated with government plans, many of which require funding through mandatory government retirement or insurance company plans, have

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

pension funds or balance sheet accruals which approximate the actuarially computed value of accumulated plan benefits as of October 29, 2010 and October 30, 2009.

We also have a defined contribution benefit plan (401(k) plan). Substantially every U.S. employee of the Company (except any employee who is covered by a collective bargaining agreement which does not provide for such employee’s participation in the plan) is eligible to participate in the plan. Under the terms of the plan, the Company matches 50% of participant salary deferral contributions up to the first 6% of the participant’s compensation. For employees that do not participate in the U.S. defined benefit plan, the Company contributes a defined benefit contribution of 1% to 4% of eligible employee compensation depending on the employee group. The employer match and defined benefit contribution expense are as follows:

In millions	2010	2009	2008

Employer matching expense	$6.7	$6.3	$4.9
Defined benefit contribution expense	$17.8	$14.9	$13.2

Total pension expense for all defined benefit plans is as follows:

In millions	2010	2009	2008

Pension expense	$50.3	$16.4	$19.6

In 2008, we recalculated our liability under the Joy Global Inc. Pension Plan in conjunction with the extension of the collective bargaining agreement with the United Steelworkers of America (“Steelworkers”). The result was to increase the net pension liability by approximately $40.1 million through an adjustment to other comprehensive income (loss). As a result of the market conditions as of revaluation, partially offset by the increased benefits as part of the agreement, the net periodic pension cost for fiscal 2008 decreased by $2.8 million. Also in conjunction with the extension effective October 1, 2008, the Joy Global Pension Plan was amended to close the plan to the Steelworkers at P&H’s manufacturing facility in Milwaukee, Wisconsin.

Other Postretirement Benefits

In 1993, our Board of Directors approved a general approach that culminated in the elimination of all Company contributions towards postretirement health care benefits. Increases in costs paid by us were capped for certain plans beginning in 1994 extending through 1998 and Company contributions were eliminated as of January 11, 1999 for most employee groups, excluding Joy, certain early retirees, and specific discontinued operation groups. For Joy, based upon existing plan terms, future eligible retirees will participate in a premium cost-sharing arrangement which is based upon age as of March 1, 1993 and position at the time of retirement. Active employees under age 45 as of March 1, 1993 and any new hires after April 1, 1993 will be required to pay 100% of the applicable premium.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Net periodic pension costs for U.S. plans and plans of subsidiaries outside the United States included the following components:

	U.S. Pension Plans			Non-U.S. Pension Plans
In thousands	2010	2009	2008	2010	2009	2008

Components of net periodic benefit cost:
Service cost	$14,636	$9,926	$12,732	$6,135	$5,798	$7,736
Interest cost	54,473	57,450	51,288	28,244	28,607	33,993
Expected return on assets	(52,723)	(54,431)	(56,591)	(32,451)	(32,288)	(39,754)
Amortization of:
Prior service cost	1,158	1,143	840	-	1	1
Actuarial loss (gain)	23,347	278	5,565	7,434	(63)	3,770
Curtailment loss	-	-	-	12	-	-

Total net periodic benefit cost	$40,891	$14,366	$13,834	$9,374	$2,055	$5,746

The components of the net periodic benefit cost associated with our other postretirement benefit plans (other than pensions), all of which relate to operations in the U.S., are as follows:

	Other Postretirement Benefit Plans
In thousands	2010	2009	2008

Components of net periodic benefit cost:
Service cost	$916	$792	$923
Interest cost	1,618	2,190	2,393
Expected return on assets	(223)	(174)	(213)
Amortization of:
Prior service cost	-	(164)	(164)
Actuarial (gain) loss	173	(2,406)	(453)

Total net periodic benefit cost of continuing operations	$2,484	$238	$2,486

For other postretirement benefit obligation measurement purposes, the assumed annual rate of increase in the per capita cost of covered health care benefits is 8% for 2008 through 2012. The per capita cost of covered health care benefits rate is assumed to decrease 1% per year to an ultimate 5% by fiscal 2015, and remain at that level thereafter. The effect of one percentage point increase in the assumed health care cost trend rates each year would increase the accumulated postretirement benefit obligation as of October 29, 2010 by $1.3 million. The service cost and interest cost components of the net periodic postretirement benefit cost for the year would increase by $0.1 million. A one percentage point decrease in the assumed health care cost trend rates each year would decrease the accumulated postretirement benefit obligation as of October 29, 2010 by $1.2 million. The service cost and interest cost components of the net periodic postretirement benefit cost for the year would decrease by $0.1 million. Postretirement life insurance benefits have a minimal effect on the total benefit obligation.

The principal assumptions used in determining the funded status and net periodic benefit cost of our pension plans and other postretirement benefit plans are set forth in the following tables. The assumptions for

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

non-U.S. plans were developed on a basis consistent with that for U.S. plans, adjusted to reflect prevailing economic conditions and interest rate environments.

Significant assumptions used in determining net periodic benefit cost for the year ended are as follows (in weighted averages):

							Other Postretirement
	U.S. Pension Plans			Non-U.S. Pension Plans			Benefit Plans
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Discount rate	5.55%	7.90%	6.30%	5.66%	6.87%	5.89%	4.90%	7.85%	5.90%
Expected return on plan assets	8.10%	8.30%	8.75%	7.22%	7.28%	7.33%	8.00%	8.00%	8.00%
Rate of compensation increase	4.25%	4.25%	4.25%	4.70%	4.78%	4.57%	-	-	-

The expected rate of return on pension plan assets for the U.S. pension plan is based on the investment policies adopted by our Pension and Investment Committee. We also used the results from a portfolio simulator as input into our decision. The simulator is based on U.S. capital market conditions as of the valuation date and projects returns based on the U.S. plan’s current asset allocation. The simulation model calculates an expected rate of return for each asset class by forecasting a range of plausible economic conditions. The model starts with the capital market conditions prevailing at the start of the forecast period and trends the rates of return by asset class to its long-term average. A long-term average return is calculated using a blend of historical capital market data and future expectations.

The expected rate of return on non-U.S. pension plans is based on the plan’s current asset allocation policy. An average long-term rate of return is developed for each asset class and the portfolio return is the weighted average return based on the current asset allocation.

Significant assumptions used in determining benefit obligations as of the fiscal year ended are as follows (in weighted averages):

	U.S.		Non-U.S.		Other Postretirement
	Pension Plans		Pension Plans		Benefit Plans
	2010	2009	2010	2009	2010	2009

Discount rate	5.60%	5.55%	5.24%	5.66%	4.85%	4.90%
Rate of compensation increase	4.25%	4.25%	4.36%	4.70%	-	-

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Changes in the projected benefit obligations and pension plan assets relating to the Company’s defined benefit pension plans and other postretirement benefit obligations together with a summary of the amounts recognized in the Consolidated Balance Sheet are set forth in the following tables:

					Other Postretirement
	U.S. Pension Plans		Non-U.S. Pension Plans		Benefit Plans
	October 29,	October 30,	October 29,	October 30,	October 29,	October 30,
In thousands	2010	2009	2010	2009	2010	2009

Change in Benefit Obligations
Net benefit obligations at beginning of year	$1,008,525	$714,370	$553,014	$446,543	$34,353	$37,881
Service cost	14,636	9,926	6,135	5,798	916	792
Interest cost	54,473	57,450	28,244	28,607	1,618	2,190
Plan participants’ contributions	-	-	1,079	1,228	-	-
Plan amendments	1,976	144	-	-	596	-
Actuarial loss (gain)	(16,650)	271,489	22,647	83,973	(195)	(3,179)
Currency fluctuations	-	-	(17,455)	15,094	-	-
Settlements	-	-	(15,429)	-	-	-
Gross benefits paid	(46,933)	(44,854)	(27,434)	(28,229)	(2,995)	(3,331)

Net benefit obligations at end of year	$1,016,027	$1,008,525	$550,801	$553,014	$34,293	$34,353

Change in Plan Assets
Fair value of plan assets at beginning of year	$532,137	$497,947	$450,257	$374,014	$3,415	$2,294
Actual return on plan assets	76,161	71,818	64,950	71,904	603	448
Currency fluctuations	-	-	(13,171)	11,796	-	-
Employer contributions	90,991	7,226	22,791	19,544	3,579	4,004
Plan participants’ contributions	-	-	1,079	1,228	-	-
Settlements	-	-	(15,429)	-	-	-
Gross benefits paid	(46,933)	(44,854)	(27,434)	(28,229)	(2,995)	(3,331)

Fair value of plan assets at end of year	$652,356	$532,137	$483,043	$450,257	$4,602	$3,415

Funded Status
Net amount recognized at end of year	$(363,671)	$(476,388)	$(67,758)	$(102,757)	$(29,691)	$(30,938)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Prepaid benefit cost	$-	$-	$-	$-	$-	$-
Current liabilities	(2,285)	(2,200)	(796)	(805)	(3,155)	(3,121)
Other Non-current Liabilities	(361,386)	(474,188)	(66,962)	(101,952)	(26,536)	(27,817)

Net amount recognized at end of year	$(363,671)	$(476,388)	$(67,758)	$(102,757)	$(29,691)	$(30,938)

Accumulated benefit obligation	$963,864	$956,576	$507,552	$513,586	$-	$-

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Amounts recognized in accumulated other comprehensive loss as of October 29, 2010 consist of:

	Pension Plans		Other Postretirement
In thousands	U.S.	Non U.S.	Benefit Plans

Net actuarial loss (gain)	$385,440	$157,409	$(13,087)
Prior service cost	9,269	-	596
Deferred tax	(94,587)	(13,302)	4,372

Total accumulated other comprehensive loss (income)	$300,122	144,107	$(8,119)

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2011 are as follows:

	Pension Plans		Other Postretirement
In thousands	U.S.	Non U.S.	Benefit Plans

Actuarial (gain) / loss	$31,065	$9,937	$(1,533)
Prior service cost (credit)	1,436	-	-

	$32,501	$9,937	$(1,533)

The defined benefit plans had the following target allocation and weighted-average asset allocations as of October 29, 2010 and October 30, 2009.

	Percentage of Plan Assets
	U.S. Pension Plan			Non-U.S. Pension Plans
	Target			Target
Asset Category	Allocation	2010	2009	Allocation	2010	2009

Equity securities	40%	34%	56%	40%	38%	51%
Debt securities	60%	56%	22%	24%	17%	37%
Other	-	10%	22%	36%	45%	12%

Total	100%	100%	100%	100%	100%	100%

U.S. Plan Assets

The plan’s assets are invested to maximize funded ratios over the long-term while managing the risk that funded ratios fall meaningfully below 100%. This objective to maximize the plan’s funded ratio is based on a long-term investment horizon, so that interim fluctuations should be viewed with appropriate perspective.

The desired investment return objective is a long-term average annual real rate of return on assets that is approximately 4.5% greater than the assumed inflation rate. The target rate of return is based upon an analysis of historical returns supplemented with an economic and structural review for each asset class. There is no assurance that these objectives will be met.

Non-U.S. Plan Assets

The objectives of the non-U.S. plans are as follows: the acquisition of suitable assets of appropriate liquidity which will generate income and capital growth which together with new contributions from members and the employer will meet the cost of the current and future benefits which the plan provides; to limit the risk of the assets failing to meet the liabilities over the long term and; to minimize the long term, costs of the plan by maximizing the return on the assets.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

The following pension and other postretirement benefit payments (which include expected future service) are expected to be paid in each of the following years:

			Other Postretirement Benefit Plan Payments
			Prior to	After	Impact of
	Pension Plan Payments		Medicare	Medicare	Medicare
In thousands	U.S.	Non-U.S.	Part D	Part D	Part D

2011	$50,787	$26,476	$4,098	$3,969	$129
2012	54,136	27,345	3,900	3,762	138
2013	56,642	28,265	3,700	3,620	80
2014	59,231	29,224	3,600	3,518	82
2015	62,312	30,199	3,500	3,402	98
2016- 2020	358,447	166,566	15,600	15,219	381

On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 became law. This Act introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. We currently sponsor two retiree health care plans that provide prescription drug benefits to our U.S. retirees.

The projected benefit obligations, accumulated benefits obligations, and fair value of plan assets for underfunded and overfunded plans have been combined for disclosure purposes. The projected benefit obligations, accumulated benefit obligations, and fair value of assets for pension plans with an accumulated benefit obligation in excess of plan assets are as follows:

	U.S. Pension Plans		Non U.S. Pension Plans
In thousands	2010	2009	2010	2009

Projected benefit obligation	$1,016,027	$1,008,525	$514,050	$538,223
Accumulated benefit obligation	963,864	956,576	474,727	498,796
Fair value of plan assets	652,356	532,137	449,846	435,466

For 2011, we expect to contribute approximately $135 million to $145 million to our employee pension plans.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

The following table summarizes the fair value of our pension plan assets by category at October 29, 2010 within the fair value hierarchy as defined by ASC 820.

	October 29, 2010
				Total Assets
In Thousands	Level 1	Level 2	Level 3	at Fair Value

U.S. Pension Plans
Equity securities:
U. S. equities	$193,278	$2,286	$-	$195,564
Non-U.S. equities	777	-	21,291	22,068
Fixed income securities:
U.S. government bonds	-	175,878	-	175,878
Non-U.S. government bonds	-	1,690	-	1,690
U.S. corporate bonds	65,339	111,044	393	176,776
Non-U.S. corporate bonds	-	15,802	-	15,802
Other
Cash and cash equivalents	18,595	-	-	18,595
Hedge fund	-	-	46,146	46,146
Other	-	(163)	-	(163)

Total U.S. Pension Plans assets	$277,989	$306,537	$67,830	$652,356

Non-U.S. Pension Plans
Equity securities:
U.S. equities	$24,536	$98	$54,416	$79,050
Non-U.S. equities	75,515	-	88,869	164,384
Fixed income securities:
U.S. government bonds	-	-	-	-
Non-U.S. government bonds	-	5,609	2,460	8,069
U.S corporate bonds	-	3,718	-	3,718
Non-U.S. corporate bonds	-	77,107	119,576	196,683
Other	-	1,237	-	1,237
Other
Cash and Cash equivalents	29,902	-	-	29,902

Total Non-U.S. Pension Plans assets	$129,953	$87,769	$265,321	$483,043

Other Postretirement Benefits Plans
Equity securities:
U.S. equities	$2,290	$-	$-	$2,290
Non-U.S. equities	610	-	-	610
Fixed income securities:
U.S. government bonds	108	-	-	108
U.S. corporate bonds	1,578	-	-	1,578
Other
Cash and cash equivalents	16	-	-	16

Total other Postretirement Benefit Plans	$4,602	$-	$-	$4,602

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Below are roll-forwards of assets measured at fair value using Level 3 inputs for the year ended October 29, 2010.

	October 29, 2010
In Thousands	Equities	Fixed Income	Other

U.S. Pension Plans
Balance as of October 31, 2009	$38,100	$883	$80,979
Unrealized gains (losses)	(1,908)	(311)	167
Realized gains (losses)	5,167	-	-
(Sales)/purchases/other settlements	(20,068)	-	(35,000)
Transfers in and/or out of level 3	-	(179)	-

Balance as of October 29, 2010	$21,291	$393	$46,146

Non-U.S. Pension Plans
Balance as of October 31, 2009	$158,801	$21,147	$-
Unrealized gains (losses)	13,344	2,946	-
Realized gains (losses)	8,148	(8)	-
(Sales)/purchases/other settlements	(37,009)	97,952	-
Transfers in and/or out of level 3	-	-	-

Balance as of October 29, 2010	$143,284	$122,037	$-

11.	Share-Based Compensation

Our 2007 Stock Incentive Plan (“Plan”) authorizes the grant of up to 10.0 million shares plus canceled and forfeited awards. The Plan allows for the issuance of non-qualified stock options, incentive stock options, performance shares, restricted stock units, and other stock-based awards to officers, employees, and directors. As of October 29, 2010, none of the options granted qualify as incentive stock options under the Internal Revenue Code. We have historically issued new common stock in order to satisfy share-based payment awards and plan to do so to satisfy future awards.

The total share-based compensation expense we recognized for 2010, 2009, and 2008 was $25.0 million, $18.7 million, and $13.7 million, respectively. The total stock-based compensation expense is reflected in our Consolidated Statement of Cash Flow statement in Operating Activities under the heading Other, net. The corresponding deferred tax asset recognized related to the stock-based compensation expense was approximately $7.5 million, $5.6 million, and $4.3 million in 2010, 2009 and 2008, respectively.

Stock Options

We have granted non-qualified stock options to purchase our common stock at prices equal to the fair market value of the stock on the grant dates. Stock options vest ratably beginning on the one-year anniversary date over three years and expire ten years from the grant date. Options to purchase 202,500 shares have also

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

been granted to our Board of Directors (“Directors”). A summary of stock option activity under all plans is as follows:

			Weighted -	Weighted -
		Weighted-	Average	Average
		Average	Remaining	Grant - Date	Aggregate
	Number of	Exercise Price	Contractual	Fair	Intrinsic
Dollars in millions, except share data	Options	Per Share	Term	Value	Value

Outstanding at October 26, 2007	2,160,463	$25.20	7.3		$67.0
Options granted	735,700	57.72		$18.97
Options exercised	(863,928)	21.22			43.4
Options forfeited or cancelled	(74,893)	50.69

Outstanding at October 31, 2008	1,957,342	38.21	7.3		9.1

Options granted	2,098,000	21.88		7.19
Options exercised	(160,186)	17.36			4.0
Options forfeited or cancelled	(261,111)	34.67

Outstanding at October 30, 2009	3,634,045	29.95	7.82		79.3

Options granted	510,500	52.83		17.46
Options exercised	(1,047,868)	27.05			33.3
Options forfeited or cancelled	(249,991)	30.22

Outstanding at October 29, 2010	2,846,686	35.09	7.44		102.1

Exercisable at October 29, 2010	1,041,710	$37.28	5.96		35.1

The fair value of the option awards is the estimated fair value at grant date using the Black Scholes valuation model and is recognized as expense on a straight line basis over the vesting period. The weighted-average assumptions are as follows:

	2010	2009	2008

Risk free interest rate	1.23%	1.58%	3.12%
Expected volatility	49.14%	58.99%	47.32%
Expected life in years	3.36	2.73	2.99
Dividend yield	1.37%	3.32%	1.05%

The risk free interest rate is based on the U.S. Treasury yield curve in effect on the date of grant for the respective expected life of the option. The expected volatility is based on a weighted average of historical and implied volatility of our common stock. The expected life is based on historical exercise behavior and the projected exercise of unexercised stock options. The expected dividend yield is based on the expected annual dividends divided by the grant date market value of our common stock.

At October 29, 2010, there was $10.7 million of unrecognized compensation expense related to stock options that is expected to be recognized over a weighted-average period of 1.6 years.

Restricted Stock Units

We grant restricted stock units to certain employees and to all non-employee members of our Directors. The fair value of our restricted stock units is determined based on the closing price of our stock on the date of grant and is recognized straight line over the vesting period.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Restricted stock units granted to employees vest over a five-year period with one-third vesting on the third, fourth, and fifth anniversaries of the grant date and provide that a number of shares of common stock equal to the number of vested units will be delivered to the individual as the units vest.

Restricted stock units granted to Directors vest one year from the grant date and generally provide that a number of shares of common stock equivalent to the restricted stock units will be delivered to the individual director one year after their service on the Board of Directors terminates.

Dividends accrue on all restricted stock units and vest consistent with the underlying award. In the event of a change in control, the units will be paid out in cash based on the market price of the common stock as of the change in control date.

A summary of restricted stock unit activity under all plans is as follows:

		Weighted-
		Average	Aggregate
	Number of	Grant Date	Intrinsic
Dollars in millions, except share data	Units	Fair Value	Value

Outstanding at October 26, 2007	400,759	$21.92
Units granted	61,471	55.64
Units earned from dividends	3,848	63.25
Units settled	(72,871)	13.51	$4.2
Units deferred	(3,082)	14.08	0.2
Units forfeited	(11,073)	52.01

Outstanding at October 31, 2008	379,052	28.61
Units granted	243,918	21.50
Units earned from dividends	12,713	30.00
Units settled	(64,942)	19.14	1.5
Units deferred	(4,256)	11.82	0.1
Units forfeited	(31,801)	30.49

Outstanding at October 30, 2009	534,684	26.57
Units granted	224,740	53.03
Units earned from dividends	8,470	57.16
Units settled	(35,582)	28.30	2.1
Units deferred	(13,190)	34.88	0.8
Units forfeited	(37,621)	33.72

Outstanding at October 29, 2010	681,501	$35.03

At October 29, 2010 there was $12.2 million of unrecognized compensation expense related to restricted stock units that is expected to be recognized over a weighted-average period of 3.6 years. At October 29, 2010 the balance of deferred restricted stock units is 25,329 shares.

Performance Shares

The performance share award programs under our stock incentive plans provide long-term incentive compensation opportunities to certain senior executives and other managers. The fair value of our performance shares is determined based on the closing price of our stock on the date of grant and is recognized straight line over the vesting period.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Shares of common stock may be earned by the participants under the performance share award programs if at the end of a three-year award cycle our financial performance over the course of the cycle exceeds certain threshold amounts. For our 2010, 2009 and 2008 performance share award programs, the performance measure for executive officers is average return on equity. For our 2010 and 2009 performance share award program, the performance measure for all other participants is average diluted earnings per share for a three year cycle from 2010 through 2012 and 2009 through 2011, respectively. For our 2008 performance share award program, the performance measure for all other participants is average return on invested capital and cumulative diluted earnings per share for the three year cycle from 2008 through 2010. Each performance share represents the right to earn one share of common stock.

Awards can range from 0% to 150% (or, in certain cases, 180%) of the target award opportunities and may be paid out in stock, cash or a combination of stock and cash as determined by the Human Resources and Nominating Committee of the Board of Directors. In the event of a change in control, the performance shares are paid out in cash based on the greater of actual performance or target award. The final awards for the 2008 performance share program amounted to 158,970 shares and will be paid out entirely in stock beginning in January 2011.

A summary of performance share activity under all plans is as follows:

		Weighted-
		Average	Aggregate
	Number of	Grant Date	Intrinsic
Dollars in millions, except share data	Shares	Fair Value	Value

Outstanding at October 26, 2007	268,345	$32.42
Shares granted	125,400	59.10
Target adjustment	(14,553)	46.23
Shares distributed	(97,464)	17.37	$5.9
Shares deferred	(19,263)	17.37	1.2
Shares forfeited	(12,486)	52.73

Outstanding at October 31, 2008	249,979	51.01
Shares granted	368,200	21.86
Target adjustment	22,144	41.25
Shares distributed	(89,342)	30.42	2.2
Shares forfeited	(30,031)	31.67

Outstanding at October 30, 2009	520,950	34.64
Shares granted	91,500	52.83
Target adjustment	263,258	34.27
Shares distributed	(63,666)	41.25	3.8
Shares forfeited	(49,431)	27.95

Outstanding at October 29, 2010	762,611	$36.57

At October 29, 2010 there was $8.8 million of unrecognized compensation expense related to performance shares that is expected to be recognized over a weighted-average period of 1.6 years. At October 29, 2010 the balance of deferred performance shares is 109,198 shares.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

12.	Shareholders’ Equity

We have 150,000,000 shares of authorized common stock, par value $1.00 per share, 50,000,000 of which were distributed in connection with our July 12, 2001 emergence from bankruptcy. The last distribution of 1,233,423 shares (2,775,111 shares after January 21, 2005 and December 12, 2005 stock splits) was distributed starting on January 28, 2005, in accordance with the Plan of Reorganization.

We are authorized to issue 5,000,000 shares of preferred stock, of which 1,000,000 shares have been designated as Series A Junior Participating Preferred Stock of $1.00 par value per share. None of the preferred shares have been issued. On July 15, 2002, our Board of Directors (“Directors”) declared a dividend of one preferred share purchase right for each outstanding share of common stock. Each right entitles the holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock for $100. Under certain circumstances, if a person or group acquires 15% or more of our outstanding common stock, holders of the rights (other than the person or group triggering their exercise) will be able to purchase, in exchange for the $100 exercise price, shares of our common stock or of any company into which we are merged having a value of $200. The rights expire on August 5, 2012 unless extended by our Directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our Directors, our rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our Directors regarding such acquisition.

Under our share repurchase program, management is authorized to repurchase up to $2.0 billion in shares of common stock in the open market or through privately negotiated transactions until December 31, 2011. During 2010 we did not repurchase any of our common stock and in 2009 we repurchased $13.7 million of common stock representing 608,720 shares. In September 2008, we purchased $93.6 million or 1,890,000 shares of common stock. These shares were held in a brokerage account at Lehman Brothers Inc. (“LBI”), which subsequently filed for liquidation on September 19, 2008. The liquidation of LBI is being administered by a court-appointed trustee (“SIPA Trustee”), pursuant to the Securities Investors Protection Act of 1970 and Chapter 7 of the United States Bankruptcy Code. Our claim with respect to the shares in the LBI brokerage account, together with dividends paid on such shares, was allowed by the SIPA Trustee on March 25, 2009. We anticipate that these shares, along with the cash from dividends paid since September 19, 2008 totaling $2.7 million, will be returned to us as part of these proceedings. However, the SIPA Trustee’s process of resolving claims and recovering assets in respect of the LBI bankruptcy estate is ongoing. The repurchased shares have been reflected as treasury shares and the cash dividends have been reflected as a receivable in other current assets in the accompanying Consolidated Balance Sheet. Under our currently authorized share repurchase program we have repurchased approximately $1.1 billion of common stock, representing 23,873,159 shares.

13.	Derivatives

We enter into derivative contracts, primarily foreign currency forward contracts, to hedge the risks of certain identified and anticipated transactions in currencies other than the functional currency of the respective operating unit. The types of risks hedged are those arising from the variability of future earnings and cash flows caused by fluctuations in foreign currency exchange rates. We have designated substantially all of these contracts as cash flow hedges. These contracts are for forecasted transactions and committed receivables and payables denominated in foreign currencies and are not entered into for speculative purposes.

We are exposed to certain foreign currency risks in the normal course of our global business operations. For derivative contracts that are designated and qualify for a cash flow hedge, the effective portion of the gain or loss of the derivative contract is recorded as a component of other comprehensive income, net of tax. This amount is reclassified into the income statement on the line associated with the underlying transaction for the

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

period(s) in which the hedged transaction affects earnings. The amounts recorded in accumulated other comprehensive income for existing cash flow hedges are generally expected to be reclassified into earnings within one year and all of the existing hedges will be reclassified into earnings by October 2011.

For derivative contracts that are designated and qualify as a fair value hedge, gain or loss is recorded in the Consolidated Statement of Income under the heading Cost of Sales. For the year ended October 29, 2010 and nine months ended October 30, 2009 we recorded a loss of $2.2 million and a loss of $5.3 million, respectively, in the Consolidated Statement of Income related to fair value hedges which was offset by foreign exchange fluctuations of the underlying receivable. The prior year includes derivative information from January 31, 2009, the adoption date of ASC No. 815, “Derivatives and Hedging.”

We are exposed to credit-related losses in the event of non-performance by counterparties to our forward exchange contracts. We currently have a concentration of these contracts held with Bank of America, N.A., which maintains an investment grade rating of A with Standard & Poor’s. We do not expect any counterparties, including Bank of America, N.A., to fail to meet their obligations. A contract is generally subject to credit risk only when it has a positive fair value and the maximum exposure is the amount of the positive fair value.

Forward exchange contracts are entered into to protect the value of forecasted transactions and committed future foreign currency receipts and disbursements and consequently any market-related loss on the forward contract would be offset by changes in the value of the hedged item. As a result, we are generally not exposed to net market risk associated with these instruments.

The following table summarizes the effect of cash flow hedges on the Consolidated Statement of Income:

In thousands	Effective Portion			Ineffective Portion
		Location of	Amount of	Location of	Amount of
	Amount of	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)
Derivative	Gain/(Loss)	Reclassified	Reclassified	Reclassified	Reclassified
Hedging	Recognized	from AOCI	from AOCI	from AOCI	from AOCI
Relationship	in OCI	into Earnings	into Earnings	into Earnings	into Earnings

Year ended October 29, 2010
Foreign currency forward contracts	$(6,491)	Cost of sales	$(4,894)	Cost of sales	$2,074
		Sales	3,402
Nine months ended October 30, 2009
Foreign currency forward contracts	$74,851	Cost of sales	$(36,667)	Cost of sales	$3,480
		Sales	1,297

14.	Operating Leases

We lease certain plant, office and warehouse space as well as machinery, vehicles, data processing and other equipment. Certain of the leases have renewal options at reduced rates and provisions requiring us to pay maintenance, property taxes and insurance. Amortization of assets reported as capital leases is included in depreciation expense. Generally, all rental payments are fixed. Our assets and obligations under capital lease arrangements are not significant.

Total rental expense under operating leases, excluding maintenance, taxes and insurance, was $26.5 million, $24.2 million, and $23.1 million for 2010, 2009, and 2008, respectively.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

At October 29, 2010, the future payments for all operating leases with remaining lease terms in excess of one year, and excluding maintenance, taxes and insurance were as follows:

In millions

2011	$20.1
2012	15.2
2013	11.6
2014	9.4
2015	4.7
Thereafter	9.7

Total	$70.7

15.	Reorganization Items

Reorganization items include income, expenses and losses from settlement of items related to our reorganization under Chapter 11 of the Bankruptcy Code.

Net reorganization items for 2010, 2009, and 2008 consisted of the following:

In thousands	2010	2009	2008

Beloit U.K. claim settlement	$-	$-	$(2,055)
Beloit U.K. receivership settlement	-	5,665	-
Professional fees directly related to the reorganization and other	(1,310)	(605)	(364)

Net reorganization (expense) income	$(1,310)	$5,060	$(2,419)

16.	Discontinued Operations and Held for Sale Assets and Liabilities

During the fourth quarter of fiscal 2005, The Horsburgh & Scott Co. (“H&S”), a wholly owned subsidiary of the Company, was classified as held for sale. H&S is a premier designer and manufacturer of industrial gears and gear drives and was classified as part of the Surface Mining Equipment segment.

In November 2007, we collected the remaining receivable balance of $9.9 million and recognized the pre-tax deferred gain of $1.5 million ($1.1 million, net of taxes) in discontinued operations.

17.	Acquisitions

On February 14, 2008 we completed the acquisition of N.E.S. Investment Co. including its subsidiary, Continental Global Group, Inc. (collectively “Continental”) a worldwide leader in conveyor systems for bulk material handling in mining and industrial applications. The results of operations for Continental have been included in the accompanying consolidated financial statements from that date forward. The Continental acquisition further strengthens our ability to provide a more complete mining solution to our customers.

We purchased all of the outstanding shares of Continental for an aggregate amount of $252.1 million, which is net of approximately $5.9 million of indebtedness assumed by us at closing and $12.0 million of cash acquired. We also incurred $2.4 million of direct acquisition costs related to the acquisition.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Following is condensed balance sheet data showing the allocation of the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

In thousands

Current assets	$112,649
Property, plant & equipment	33,712
Intangible assets	147,689
Goodwill	111,800
Other assets	554
Current liabilities	(73,184)
Deferred Income taxes	(73,656)
Other long-term obligations	(5,112)

Net assets acquired	$254,452

Of the $147.7 million of intangible assets, $53.9 million has been assigned to trademarks which are not being amortized. The remaining $93.8 million of intangible assets has been assigned to the following categories and are being amortized over a weighted-average useful life of 18 years:

In thousands

Customer relationships	$74,200
Patents	10,490
Backlog	9,099

$93,789

On December 17, 2008, our wholly owned subsidiary, China Mining Machinery Group SRL, acquired 100% of the outstanding shares of Wuxi Shengda Machinery Co., Ltd., a Chinese manufacturer of longwall shearing machines.

18.	Fair Value Measurements

GAAP establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1:  Observable inputs such as quoted prices in active markets

Level 2:  Inputs, other than quoted prices in active markets that are observable either directly or indirectly

Level 3:  Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions

GAAP requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value and disclose the fair value of certain other liabilities as of October 29, 2010 and October 30, 2009.

Fair Value Measurements at October 29, 2010

			Quoted
			Prices in
			Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	Carrying	Total Fair	Assets	Inputs	Inputs
In thousands	Value	Value	Level 1	Level 2	Level 3

Current Assets
Cash and cash equivalents	$815,581	$815,581	$815,581	$-	$-
Other Current Assets
Derivatives	$10,643	$10,643	$-	$10,643	$-
Other Accrued Liabilities
Derivatives	$4,212	$4,212	$-	$4,212	$-
Long-term Obligations
6.0% Senior Notes	$247,677	$273,125	$273,125	$-	$-
6.625% Senior Notes	$148,417	$152,438	$152,438	$-	$-

Fair Value Measurements at October 30, 2009

			Quoted
			Prices in
			Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	Carrying	Total Fair	Assets	Inputs	Inputs
In thousands	Value	Value	Level 1	Level 2	Level 3

Current Assets
Cash and cash equivalents	$471,685	$471,685	$471,685	$-	$-
Other Current Assets
Derivatives	$7,008	$7,008	$-	$7,008	$-
Short-term notes payable, Including current portion of long-term obligations
Current portion of Term Loan	$17,500	$17,500	$-	$17,500	$-
Other Accrued Liabilities
Derivatives	$11,924	$11,924	$-	$11,924	$-
Long-term Obligations
6.0% Senior Notes	$247,366	$250,605	$250,605	$-	$-
6.625% Senior Notes	$148,395	$138,287	$138,287	$-	$-
Term Loan	$126,875	$123,499	$-	$123,499	$-

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents:  The carrying value approximates fair value because of the short maturity of those instruments.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Derivatives:  The fair value of forward foreign exchange contracts represents the estimated amounts receivable (payable) to terminate such contracts at the reporting date based on foreign exchange market prices at that date.

Senior Notes:  The fair market value of the Senior Notes is estimated based on market quotations at the respective period end.

Term Loan:  The fair value of our term loan is estimated based upon input from third parties on prevailing current market conditions.

19.	Commitments, Contingencies and Off-Balance-Sheet Risks

We and our subsidiaries are involved in various unresolved legal matters that arise in the normal course of operations, the most prevalent of which relate to product liability (including over 1,000 asbestos and silica-related cases), employment, and commercial matters. Also, as a normal part of operations, our subsidiaries undertake contractual obligations, warranties, and guarantees in connection with the sale of products or services. Although the outcome of these matters cannot be predicted with certainty and favorable or unfavorable resolutions may affect the results of operations on a quarter-to-quarter basis, we believe that the outcome of such legal and other matters will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

During the Chapter 11 reorganization of Harnischfeger Industries, Inc. (our “Predecessor Company”), in 1999 through the filing of a voluntary petition under Chapter 11 of the United States Bankruptcy Code, the Wisconsin Department of Workforce Development (“DWD”) filed claims against Beloit Corporation (“Beloit”), a former majority owned subsidiary, and us in federal bankruptcy court seeking “at least” $10.0 million in severance benefits and penalties, plus interest, on behalf of former Beloit employees. DWD’s claim against Beloit included unpaid severance pay allegedly due under a severance policy Beloit established in 1996. DWD alleges that Beloit violated its alleged contractual obligations under the 1996 policy when it amended the policy in 1999. The Federal District Court for the District of Delaware removed DWD’s claims from the bankruptcy court and granted summary judgment in our favor on all of DWD’s claims in December 2001. DWD appealed the decision and the judgment was ultimately vacated in part and remanded. Following further proceedings, DWD’s only remaining claim against us is that our Predecessor Company tortiously interfered with Beloit’s employees’ severance benefits in connection with Beloit’s decision to amend its severance policy. We concluded a trial on DWD’s remaining claim during the week of March 1, 2010. On September 21, 2010 the court granted judgment in our favor. DWD then filed a post-judgment motion asking the court to change its decision. We await a ruling on DWD’s latest motion. If the court denies DWD’s motion, we expect that DWD will file an appeal with the United States Court of Appeals for the Third Circuit. We do not believe these proceedings will have a significant effect on our financial condition, results of operations, or liquidity.

Because DWD’s claims were still being litigated as of the effective date of our Plan of Reorganization, the Plan of Reorganization provided that the claim allowance process with respect to DWD’s claims would continue as long as necessary to liquidate and determine these claims.

At October 29, 2010, we were contingently liable to banks, financial institutions, and others for approximately $204.5 million for outstanding letters of credit, bank guarantees, and surety bonds securing performance of sales contracts and other guarantees in the ordinary course of business. Of the $204.5 million, approximately $1.5 million remains in place and is substantially attributable to remaining workers compensation obligations of Beloit Corporation and $8.3 million relates to outstanding letters of credit or other guarantees issued by non-U.S. banks for non-U.S. subsidiaries under locally provided credit facilities.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

From time to time we and our subsidiaries become involved in proceedings relating to environmental matters. We believe that the resolution of such environmental matters will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity of the Company.

20.	Subsequent Events

On November 17, 2010, our Directors declared a cash dividend of $0.175 per outstanding share of common stock. The dividend will be paid on December 20, 2010 to all shareholders of record at the close of business on December 6, 2010.

21.	Segment Information

At October 29, 2010, we had two reportable segments: Underground Mining Machinery and Surface Mining Equipment. At the beginning of fiscal 2010, the integration of the conveying business was completed, and the Continental Crushing and Conveying segment was combined with the Underground Mining Machinery and Surface Mining Equipment segments. Crushing and conveying operating results related to surface applications are reported as part of the Surface Mining Equipment segment, while total crushing and conveying operating results are included with the Underground Mining Machinery segment. Eliminations include the surface applications of crushing and conveying included in both operating segments. The prior year presentation has been recast to reflect this change.

Operating income (loss) of segments does not include interest income and expense, reorganization items, corporate administration and provision for income taxes. Identifiable assets are those used in our operations in each segment. Corporate assets consist primarily of deferred financing costs, cash and cash equivalents and deferred income taxes. The accounting policies of the segments are the same as those described in Note 2, “Significant Accounting Policies.”

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

	Underground	Surface
	Mining	Mining
In thousands	Machinery	Equipment	Corporate	Eliminations	Total

Fiscal 2010
Net Sales	$2,126,788	$1,518,605	$-	$(121,059)	$3,524,334

Operating income (loss)	$433,902	$336,236	$(43,126)	$(29,909)	$697,103
Interest Income	-	-	13,195	-	13,195
Interest expense	-	-	(29,964)	-	(29,964)
Reorganization items	-	-	(1,310)	-	(1,310)

Income before income taxes	$433,902	$336,236	$(61,205)	$(29,909)	$679,024

Depreciation and Amortization	$39,142	$20,472	$1,865	$-	$61,479
Capital Expenditures	$37,273	$35,380	$821	$-	$73,474
Total Assets	$1,803,141	$856,764	$611,108	$-	$3,271,013
Fiscal 2009
Net Sales	$2,278,691	$1,460,445	$-	$(140,822)	$3,598,314

Operating income (loss)	$461,019	$322,170	$(41,759)	$(39,118)	$702,312
Interest Income	-	-	7,485	-	7,485
Interest expense	-	-	(32,217)	-	(32,217)
Reorganization items	-	-	5,060	-	5,060

Income before income taxes	$461,019	$322,170	$(61,431)	$(39,118)	$682,640

Depreciation and Amortization	$39,689	$18,846	$1,079	$-	$59,614
Capital Expenditures	$54,903	$39,054	$171	$-	$94,128
Total Assets	$1,661,642	$791,480	$542,129	$-	$2,995,251
Fiscal 2008
Net Sales	$2,001,166	$1,540,987	$-	$(123,219)	$3,418,934

Operating income (loss)	$364,747	$250,093	$(34,897)	$(28,739)	$551,204
Interest Income	-	-	12,539	-	12,539
Interest expense	-	-	(34,237)	-	(34,237)
Reorganization items	-	-	(2,419)	-	(2,419)

Income before income taxes	$364,747	$250,093	$(59,014),	$(28,739)	$527,087

Depreciation and Amortization	$52,207	$19,181	$960	$-	$72,348
Capital Expenditures	$36,431	$47,774	$-	$-	$84,205
Total Assets	$1,542,936	$744,888	$343,461	$-	$2,631,285

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Geographical Segment Information

			Sales to		Long
	Total	Interarea	Unaffiliated	Operating	Lived
In thousands	Sales	Sales	Customers	Income (Loss)	Assets

2010
United States	$2,135,032	$(601,475)	$1,533,557	$397,966	$235,021
Europe	315,836	(68,293)	247,543	31,371	53,190
Australia	527,663	(20,151)	507,512	91,911	38,783
Other Foreign	1,290,191	(54,469)	1,235,722	279,703	120,557
Interarea Eliminations	(744,388)	744,388	-	(60,722)	-

	$3,524,334	$-	$3,524,334	$740,229	$447,551

2009
United States	$2,333,654	$(550,105)	$1,783,549	$524,576	$217,768
Europe	520,012	(260,731)	259,281	82,678	44,682
Australia	579,160	(32,906)	546,254	96,928	41,233
Other Foreign	1,071,284	(62,054)	1,009,230	227,124	96,458
Interarea Eliminations	(905,796)	905,796	-	(187,235)	-

	$3,598,314	$-	$3,598,314	$744,071	$400,141

2008
United States	$2,155,911	$(523,378)	$1,632,533	$393,837	$213,998
Europe	573,234	(210,045)	363,189	93,591	36,268
Australia	522,828	(52,278)	470,550	54,334	28,179
Other Foreign	996,830	(44,168)	952,662	189,662	45,804
Interarea Eliminations	(829,869)	829,869	-	(145,323)	-

	$3,418,934	$-	$3,418,934	$586,101	$324,249

Product Information

In thousands	2010	2009	2008

Original equipment	$1,426,744	$1,628,375	$1,439,493
Aftermarket	2,097,590	1,969,939	1,979,441

Total revenues	$3,524,334	$3,598,314	$3,418,934

22.	Subsidiary Guarantors

The following tables present condensed consolidated financial information for fiscal years 2010, 2009, and 2008 for; (a) the Company; (b) on a combined basis, the guarantors of the Credit Agreement and Senior Notes issued in November 2006, which include Joy Technologies Inc., P&H Mining Equipment Inc. and N.E.S Investment Co. and Continental Crushing & Conveying Inc.(“Subsidiary Guarantors”); and (c) on a combined basis, the non-guarantors, which include all of our foreign subsidiaries and a number of small domestic subsidiaries (“Non-Guarantor Subsidiaries”). Separate financial statements of the Subsidiary Guarantors are not presented because the guarantors are unconditionally, jointly, and severally liable under the guarantees, and we believe such separate statements or disclosures would not be useful to investors.

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Condensed Consolidated Statement of Income
Fiscal Year Ended October 29, 2010
(In thousands)

	Parent	Subsidiary	Non-Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

Net sales	$-	$2,081,016	$2,188,814	$(745,496)	$3,524,334
Cost of sales	-	1,400,103	1,551,507	(600,902)	2,350,708
Product development, selling and administrative expenses	42,776	237,392	200,468	-	480,636
Other income	-	59,799	(63,912)	-	(4,113)

Operating income (loss)	(42,776)	383,722	500,751	(144,594)	697,103
Intercompany items	41,121	(59,151)	(73,731)	91,761	-
Interest income (expense) — net	(28,209)	3,197	8,243	-	(16,769)
Reorganization items	(1,310)	-	-	-	(1,310)

Income (loss) from continuing operations before income taxes and equity	(31,174)	327,768	435,263	(52,833)	679,024
Provision (benefit) for income taxes	(25,294)	173,403	69,416	-	217,525
Equity in income (loss) of subsidiaries	467,379	139,231	-	(606,610)	-

Net Income	$461,499	$293,596	$365,847	$(659,443)	$461,499

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Condensed Consolidated Statement of Income
Fiscal Year Ended October 30, 2009
(In thousands)

	Parent	Subsidiary	Non-Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

Net sales	$-	$2,332,609	$2,178,182	$(912,477)	$3,598,314
Cost of sales	-	1,578,224	1,592,690	(725,400)	2,445,514
Product development, selling and administrative expenses	41,581	233,482	179,459	-	454,522
Other income	-	55,974	(60,008)	-	(4,034)

Operating income (loss)	(41,581)	464,929	466,041	(187,077)	702,312
Intercompany items	39,373	(62,360)	(94,177)	117,164	-
Interest income (expense) — net	(30,698)	2,247	3,719	-	(24,732)
Reorganization items	24,370	-	(19,310)	-	5,060

Income (loss) from continuing operations before income taxes and equity	(8,536)	404,816	356,273	(69,913)	682,640
Provision (benefit) for income taxes	(16,743)	167,017	77,716	-	227,990
Equity in income (loss) of subsidiaries	446,443	201,690	-	(648,133)	-

Net Income	$454,650	$439,489	$278,557	$(718,046)	$454,650

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Condensed Consolidated Statement of Income
Fiscal Year Ended October 31, 2008
(In thousands)

	Parent	Subsidiary	Non-Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

Net sales	$-	$2,152,573	$2,096,230	$(829,869)	$3,418,934
Cost of sales	-	1,537,081	1,576,532	(684,684)	2,428,929
Product development, selling and administrative expenses	34,529	221,451	185,547	-	441,527
Other income	-	45,436	(48,162)	-	(2,726)

Operating income (loss)	(34,529)	348,605	382,313	(145,185)	551,204
Intercompany items	10,782	(62,811)	(54,861)	106,890	-
Interest income (expense) — net	(31,494)	778	9,018	-	(21,698)
Reorganization items	(364)	-	(2,055)	-	(2,419)

Income (loss) from continuing operations before income taxes and equity	(55,605)	286,572	334,415	(38,295)	527,087
Provision (benefit) for income taxes	(47,781)	146,791	54,940	-	153,950
Equity in income (loss) of subsidiaries	382,102	224,301	-	(606,403)	-

Income (loss) from continuing operations	374,278	364,082	279,475	(644,698)	373,137
Income from discontinued operations	-	1,141	-	-	1,141

Net Income	$374,278	$365,223	$279,475	$(644,698)	$374,278

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Condensed Consolidating Balance Sheets:
As of October 29, 2010
(In thousands)

	Parent	Subsidiary	Non-Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets	$488,248	$744,525	$1,236,264	$(107,110)	$2,361,927
Property, plant and equipment-net	964	185,073	191,987	-	378,024
Intangible assets-net	-	284,993	19,524	-	304,517
Other assets	1,714,000	501,526	963,265	(2,952,246)	226,545

Total assets	$2,203,212	$1,716,117	$2,411,040	$(3,059,356)	$3,271,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$21,885	$477,105	$561,519	$(37,185)	$1,023,324
Long-term debt	396,094	-	232	-	396,326
Accrued pension costs	413,302	7,926	7,120	-	428,348
Other non-current liabilities	29,565	13,794	37,290	-	80,649
Shareholders’ equity	1,342,366	1,217,292	1,804,879	(3,022,171)	1,342,366

Total liabilities and shareholders’ equity	$2,203,212	$1,716,117	$2,411,040	$(3,059,356)	$3,271,013

As of October 30, 2009
(In thousands)

	Parent	Subsidiary	Non-Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets	$217,949	$715,556	$1,115,916	$(99,394)	$1,950,027
Property, plant and equipment-net	278	177,497	169,283	-	347,058
Intangible assets-net	-	296,388	18,381	-	314,769
Other assets	1,850,533	360,773	975,382	(2,803,291)	383,397

Total assets	$2,068,760	$1,550,214	$2,278,962	$(2,902,685)	$2,995,251

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$55,355	$415,696	$484,410	$(28,677)	$926,784
Long-term debt	522,636	-	1,254	-	523,890
Accrued pension costs	560,812	7,934	7,394	-	576,140
Other non-current liabilities	129,246	12,419	26,061	-	167,726
Shareholders’ equity	800,711	1,114,165	1,759,843	(2,874,008)	800,711

Total liabilities and shareholders’ equity	$2,068,760	$1,550,214	$2,278,962	$(2,902,685)	$2,995,251

Joy Global Inc.
Notes to Consolidated Financial Statements
October 29, 2010

Condensed Consolidating Statement of Cash Flows:
Year Ended October 29, 2010
(In thousands)

	Parent	Subsidiary	Non-Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

Net cash provided by operating activities	$477,426	$36,453	$69,610	$-	$583,489
Net cash used by investing activities	(1,099)	(39,086)	(34,730)	-	(74,915)
Net cash provided (used) by financing activities	(183,255)	(135)	(1,666)	-	(185,056)
Effect of exchange rate changes on cash and cash equivalents	-	-	20,378	-	20,378

Increase in cash and cash equivalents	293,072	(2,768)	53,592	-	343,896
Cash and cash equivalents at beginning of period	146,223	19,030	306,432	-	471,685

Cash and cash equivalents at end of period	$439,295	$16,262	$360,024	$-	$815,581

Year Ended October 30, 2009
(In thousands)

	Parent	Subsidiary	Non-Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

Net cash provided by operating activities	$190,174	$51,468	$210,319	$-	$451,961
Net cash used by investing activities	(795)	(35,857)	(67,362)	-	(104,014)
Net cash used by financing activities	(98,849)	(13)	(8,699)	-	(107,561)
Effect of exchange rate changes on cash and cash equivalents	-	-	29,724	-	29,724

Increase in cash and cash equivalents	90,530	15,598	163,982	-	270,110
Cash and cash equivalents at beginning of period	55,693	3,432	142,450	-	201,575

Cash and cash equivalents at end of period	$146,223	$19,030	$306,432	$-	$471,685

Year Ended October 31, 2008
(In thousands)

	Parent	Subsidiary	Non-Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

Net cash provided by operating activities	$469,072	$29,735	$78,478	$-	$577,285
Net cash used by investing activities	(265,582)	(37,683)	(25,400)	-	(328,665)
Net cash used by financing activities	(184,411)	(14)	3,782	-	(180,643)
Effect of exchange rate changes on cash and cash equivalents	-	-	(39,650)	-	(39,650)

Increase in cash and cash equivalents	19,079	(7,962)	17,210	-	28,327
Cash and cash equivalents at beginning of period	36,614	11,394	125,240	-	173,248

Cash and cash equivalents at end of period	$55,693	$3,432	$142,450	$-	$201,575

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, Wisconsin, on the 20th day of December 2010.

JOY GLOBAL INC.
(Registrant)

/s/ Michael W. Sutherlin

Michael W. Sutherlin
President
And Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears above an asterisk below hereby constitutes and appoints Michael W. Sutherlin and Sean D. Major as his attorney or attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, hereby ratifying, approving and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Report.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on December 20, 2010.

Signature	Title

/s/ Michael W. Sutherlin Michael W. Sutherlin	President and Chief Executive Officer (Principal Executive Officer)

/s/ Michael S. Olsen Michael S. Olsen	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

/s/ Ricky T. Dillon Ricky T. Dillon*	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

/s/ John Nils Hanson John Nils Hanson*	Chairman of the Board of Directors

/s/ Steven L. Gerard Steven L. Gerard*	Director

/s/ Ken C. Johnsen Ken C. Johnsen*	Director

/s/ Gale E. Klappa Gale E. Klappa*	Director

/s/ Richard B. Loynd Richard B. Loynd*	Director

Signature	Title

/s/ P. Eric Siegert P. Eric Siegert*	Director

/s/ James H. Tate James H. Tate*	Director

December 20, 2010

By:	/s/ Michael W. Sutherlin
Michael W. Sutherlin, Attorney-in-fact

JOY GLOBAL INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Balance at	Additions		Currency	Acquisitions/	Balance
	Beginning	Charged		Translation	Discontinued	at End
Classification	of Year	to Expense	Deductions(1)	Effects	Operations	of Year

Allowance Deducted in Consolidated Balance Sheet from Accounts Receivable:
Fiscal 2010	$10,688	$4,020	$(5,535)	$708	$-	$9,881

Fiscal 2009	$4,836	$6,923	$(1,433)	$362	$-	$10,688

Fiscal 2008	$3,970	$1,281	$(892)	$(406)	$883	$4,836

(1) Represents write-off of bad debts net of recoveries

	Balance at	Allocated	Allocated	Reclass to	Balance
	Beginning	to Tax	to	L-T Deferred	at End
	of Year	Expense	APIC	Tax Assets	of Year

Allowance Deducted in Consolidated Balance Sheet from Deferred Tax Assets:
Fiscal 2010	$113,604	$1,164	$-	$8,744	$123,512

Fiscal 2009	$112,933	$114	$-	$557	$113,604

Fiscal 2008	$115,490	$(3,495)	$(1,030)	$1,968	$112,933

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities are as follows:

SEC registration fee	$	*
Legal fees and expenses		**
Accounting fees and expenses		**
Stock exchange listing fees		**
Printing expenses		**
Miscellaneous		**

Total	$	**

*	In accordance with Rules 456(b) and 457(r) under the Securities Act, the registrant is deferring payment of the registration fee associated with this registration statement.

**	Because an indeterminate amount of securities is covered by this registration statement, the expenses incurred in connection with the issuance and distribution of such securities are not currently determinable. The estimate of such expenses incurred in connection with securities to be offered and sold pursuant to this registration statement will be included in the applicable prospectus supplement.

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Joy Global Inc.

Delaware General Corporation Law

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not eliminate or limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the DGCL for unlawful payment of dividends or stock purchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify any person, including any officer or director, who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person in connection with such suit, action or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided, that, in the case of any threatened, pending or completed action by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that a court shall determine that such indemnity is proper. Where a director, officer, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation is required under the DGCL to indemnify such person against any expenses (including attorneys’ fees) reasonably incurred by such person in connection with the action.

Certificate of Incorporation and Bylaws

Article 6 of our Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, as presently existing or as amended, no director of Joy Global shall be liable to the Company or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Company or its stockholders.

Article III, Section 15 of our Bylaws provides that each person who was or is made a party, or is threatened to be made a party to, or is involved in any action, suit, arbitration, mediation or proceeding, whether civil, criminal, administrative or investigative, whether domestic or foreign, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of Joy Global or is or was serving at the request of the Company as a director, officer, fiduciary, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent not prohibited by the DGCL, against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. The right to indemnification conferred in the Bylaws is a contract right and is not exclusive of any other right which any person may have or acquire. We may maintain insurance, at our expense, to protect the Company and any applicable person against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL.

The above discussion of Sections 102 and 145 of the DGCL, our Certificate of Incorporation and Bylaws is not intended to be exhaustive and is qualified in its entirety by the actual provisions of that statute and those documents.

Joy Technologies Inc. and P&H Mining Equipment Inc.

Certificates of Incorporation and Bylaws

Joy Technologies Inc. and P&H Mining Equipment Inc. are Delaware corporations subject to the provisions of the DGCL as described above with respect to the Company. Article VIII of each corporation’s Certificate of Incorporation provides that directors shall not be personally liable to the corporation or its stockholders for monetary damages arising from a breach of fiduciary duty, except to the extent such limitation is not permitted by the DGCL.

Article V of each corporation’s Bylaws provides that each person who was or is made a party, or is threatened to be made a party to, or is involved in any action, suit arbitration, mediation or proceeding, whether civil, criminal, administrative or investigative, whether domestic or foreign, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, fiduciary, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the corporation to the fullest extent not prohibited by the DGCL, against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. The right to indemnification conferred in the Bylaws of the corporations is a contract right and is not exclusive of any other right which any person may have or acquire. The corporations may maintain insurance, at their expense, to protect the corporations and any applicable person against any such expense, liability or loss, whether or not the corporations would have the power to indemnify such person against such expense, liability or loss under the DGCL.

N.E.S. Investment Co. and Continental Crushing & Conveying Inc.

Certificates of Incorporation and Bylaws

N.E.S. Investment Co. and Continental Crushing & Conveying Inc. are Delaware corporations subject to the provisions of the DGCL as described above with respect to the Company. Article 11 of each corporation’s Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, as presently existing or as amended, no director of either corporation shall be liable to such corporation or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the corporation or its stockholders.

Article VI of each corporation’s Bylaws provides that a person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in the manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If a director, officer, employee or agent of the corporations is successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred as a matter of right. The corporations may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, whether or not the corporation would have the power to indemnify such person against such liability.

LeTourneau Technologies, Inc.

Texas Business Corporation Act

Section 8.051 of the Texas Business Organizations Code (the “TBOC”) provides that a Texas corporation shall indemnify a governing person, former governing person, or delegate against reasonable expenses actually incurred by the person in connection with a proceeding in which the person is a respondent because the person is or was a governing person or delegate if the person is wholly successful, on the merits or otherwise, in the defense of the proceeding. Further, if a court determines in a suit for indemnification that a governing person, former governing person, or delegate is entitled to indemnification pursuant to Section 8.051, it shall order indemnification and award to such person the expenses incurred in securing the indemnification. Section 8.105 of the TBOC provides that these provisions shall also apply to officers of a Texas corporation.

Under Section 8.101 of the TBOC, a Texas corporation may indemnify a governing person, former governing person, delegate, officer, employee or agent who was, is or is threatened to be made a respondent in a proceeding to the extent permitted by Section 8.102 if it is determined that the person: (i) acted in good faith, (ii) reasonably believed that conduct in such person’s official capacity was in the corporation’s best interests and in other cases was not opposed to the corporation’s best interests, and (iii) in the case of a criminal proceeding, did not have reasonable cause to believe that such person’s conduct was unlawful. To award indemnification, the corporation must also determine that, with respect to expenses, the amount other than a judgment is reasonable and that indemnification should be paid.

Sections 8.102 and 8.105 of the TBOC permit a Texas corporation to provide in its certificate of formation and bylaws for the indemnification of a governing person, former governing person, delegate, officer, employee or agent against a judgment and other expenses, if such expenses are reasonable and actually incurred in connection with a proceeding. Indemnification is limited to those found liable to the corporation is limited to reasonable expenses actually incurred in connection with the proceeding, does not include a judgment, penalty, fine or excise or similar tax, and is prohibited in relation to a proceeding where such person has been found liable for willful or intentional misconduct in the performance of his or her duty to the corporation, breach of his or her duty of loyalty, or an act or omission not committed in good faith that constitutes a breach of a duty owned to the corporation.

Certificate of Incorporation and Bylaws

Article 10 of LeTourneau’s Restated Certificate of Formation provides that a director shall not be liable to LeTourneau or its shareholders for monetary damages for any act or omission in his or her capacity as a director, except that a director’s liability shall not be eliminated or limited for (i) a breach of the director’s duty of loyalty, (ii) an act or omission not in good faith that constitutes a breach of duty of the director or that involves intentional misconduct or a knowing violation of law, (iii) a transaction from which the director received an improper benefit, or (iv) an act or omission for which the director’s liability is expressly provided for in the statute.

Article V of LeTourneau’s Bylaws provide that LeTourneau will indemnify any present or former director, advisory director or officer (including assistant officers), including any such person serving at LeTourneau’s request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred in connection with any proceeding in which such person was, is or is threatened to be named defendant or respondent, by reason, in whole or in part, of serving or having served, or having been nominated or designated to serve in such position, if it is determined that the person (i) conducted himself in good faith, (ii) reasonably believed that his conduct in his official capacity was in LeTourneau’s best interests and in other circumstances was not opposed to its best interests, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. No indemnification shall be made to a person who has been found liable for willful or intentional misconduct in the performance of any duty to LeTourneau, including any misappropriation of any business opportunity, funds or property of LeTourneau, tortious interference with any business relationship of LeTourneau or other willful misconduct that is injurious to LeTourneau, breach of the person’s duty of loyalty owed to LeTourneau, or an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to LeTourneau.

ITEM 16.	EXHIBITS.

The attached Exhibit Index is incorporated herein by reference.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and 1(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

2.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

5.	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6.	That, for purposes of determining any liability under the Securities Act, each filing of such registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on the 6th day of October, 2011.

JOY GLOBAL INC.

By:	/s/ Michael S. Olsen
Michael S. Olsen
Executive Vice President, Chief Financial Officer
and Treasurer

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Michael W. Sutherlin and Sean D. Major, and each of them severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael W. Sutherlin Michael W. Sutherlin	President, Chief Executive Officer and Director (Principal Executive Officer)	October 6, 2011

/s/ Michael S. Olsen Michael S. Olsen	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	October 6, 2011

/s/ Ricky T. Dillon Ricky T. Dillon	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	October 6, 2011

/s/ John Nils Hanson John Nils Hanson	Director, Chairman of the Board	October 6, 2011

/s/ Steven L. Gerard Steven L. Gerard	Director	October 6, 2011

/s/ Gale E. Klappa Gale E. Klappa	Director	October 6, 2011

Signature	Title	Date

/s/ Richard B. Loynd Richard B. Loynd	Director	October 6, 2011

/s/ P. Eric Siegert P. Eric Siegert	Director	October 6, 2011

/s/ James H. Tate James H. Tate	Director	October 6, 2011

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on the 6th day of October, 2011.

JOY TECHNOLOGIES INC.

By:	/s/ Michael S. Olsen
Michael S. Olsen
Vice President

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Michael W. Sutherlin and Sean D. Major, and each of them severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael W. Sutherlin Michael W. Sutherlin	Chief Executive Officer and Director (Principal Executive Officer)	October 6, 2011

/s/ Michael S. Olsen Michael S. Olsen	Vice President (Principal Financial Officer and Principal Accounting Officer)	October 6, 2011

/s/ Edward L. Doheny II Edward L. Doheny II	Director	October 6, 2011

/s/ Sean D. Major Sean D. Major	Director	October 6, 2011

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on the 6th day of October, 2011.

P&H MINING EQUIPMENT INC.

By:	/s/ Michael S. Olsen
Michael S. Olsen
Vice President

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Michael W. Sutherlin and Sean D. Major, and each of them severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael W. Sutherlin Michael W. Sutherlin	Chief Executive Officer and Director (Principal Executive Officer)	October 6, 2011

/s/ Michael S. Olsen Michael S. Olsen	Vice President (Principal Financial Officer and Principal Accounting Officer)	October 6, 2011

/s/ Sean D. Major Sean D. Major	Director	October 6, 2011

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on the 6th day of October, 2011.

N.E.S. INVESTMENT CO.

By:	/s/ Michael S. Olsen
Michael S. Olsen
Vice President

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Michael W. Sutherlin and Sean D. Major, and each of them severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Edward L. Doheny II Edward L. Doheny II	President and Director (Principal Executive Officer)	October 6, 2011

/s/ Michael S. Olsen Michael S. Olsen	Vice President (Principal Financial Officer and Principal Accounting Officer)	October 6, 2011

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on the 6th day of October, 2011.

CONTINENTAL CRUSHING & CONVEYING INC.

By:	/s/ Michael S. Olsen
Michael S. Olsen
Vice President

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Michael W. Sutherlin and Sean D. Major, and each of them severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Edward L. Doheny II Edward L. Doheny II	President, Chief Operating Officer and Director (Principal Executive Officer)	October 6, 2011

/s/ Michael S. Olsen Michael S. Olsen	Vice President (Principal Financial Officer and Principal Accounting Officer)	October 6, 2011

/s/ Michael W. Sutherlin Michael W. Sutherlin	Director	October 6, 2011

/s/ Sean D. Major Sean D. Major	Director	October 6, 2011

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on the 6th day of October, 2011.

LETOURNEAU TECHNOLOGIES, INC.

By:	/s/ Michael S. Olsen
Michael S. Olsen
Vice President

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Michael W. Sutherlin and Sean D. Major, and each of them severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael W. Sutherlin Michael W. Sutherlin	Chief Executive Officer (Principal Executive Officer)	October 6, 2011

/s/ Michael S. Olsen Michael S. Olsen	Vice President and Director (Principal Financial Officer and Principal Accounting Officer)	October 6, 2011

/s/ Sean D. Major Sean D. Major	Director	October 6, 2011

/s/ Kim R. Kodousek Kim R. Kodousek	Director	October 6, 2011

EXHIBIT INDEX

	Exhibit No.		Description of Exhibit and Reference

*	1.1		Form of Underwriting or Sales Agency Agreement
	4.1		Rights Agreement, dated as of July 16, 2002, between Joy Global Inc. and American Stock Transfer and Trust Company, as rights agent, including the Form of Certificate of Designations, the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibits A, B and C (incorporated by reference to Exhibit 4.1 to Joy Global Inc.’s Form 8-A filed on July 17, 2002, File No. 001-09299)
**	4.2		Specimen Stock Certificate representing common stock of Joy Global Inc.
*	4.3		Form of Preferred Stock Certificate
	4.4		Indenture, dated as of November 10, 2006, between Joy Global Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to current report of Joy Global Inc. on Form 8-K filed November 16, 2006, File No. 001-09299)
**	4.5		Form of Senior Debt Security
	4.6		Form of Subordinated Indenture (incorporated by reference to Exhibit 4.5 to Registration Statement on Form S-3 dated December 23, 2004, File No. 333-121569)
*	4.7		Form of Subordinated Debt Security
*	4.8		Form of Warrant Agreement
*	4.9		Form of Warrant Certificate
*	4.10		Form of Stock Purchase Agreement
*	4.11		Form of Stock Purchase Unit
**	5.1		Legal Opinion of Sean D. Major, Esq.
**	12.1		Statement of Computation of Ratio of Earnings to Fixed Charges
**	23.1		Consent of Ernst & Young LLP (Independent Registered Public Accounting Firm)
**	23.2		Consent of Deloitte & Touche LLP (former independent registered public accounting firm of LeTourneau Technologies, Inc.)
	23.3		Consent of Sean D. Major, Esq. (included in Exhibit 5.1)
	24.1		Power of Attorney (included on signature page)
**	25.1		Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of Wells Fargo Bank, National Association
*	25.2		Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of the Trustee under the Subordinated Indenture
**	101	.INS	XBRL Instance Document
**	101	.SCH	XBRL Taxonomy Extension Schema Document
**	101	.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
**	101	.DEF	XBRL Taxonomy Extension Definition Document
**	101	.LAB	XBRL Taxonomy Extension Label Linkbase Document
**	101	.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* To be filed as an exhibit to an amendment to this registration statement or to a Current Report on Form 8-K. In addition, we will file any additional opinion of counsel that is required with respect to the legality or tax consequences of the securities offered hereby.

** Filed herewith.